07024574

TOYOTA INDUSTRIES CORPORATION
Head Office
Accounting Department
2-1,Toyoda-cho, Kariya-shi
Aichi 448-8671, Japan
TEL: +81-566-22-2511
FAX: +81-566-27-5650
URL: www.toyota-industries.com

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 1 1 2007
WASH, D.C.
200

June 12, 2007

File No. 82-5112
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549

Re: TOYOTA INDUSTRIES CORPORATION - Rule12g3-2(b) **SUPPL**

Dear Sir/Madam:

In order for us to comply with the requirements of Rule 12g3-2(b), we, TOYOTA INDUSTRIES CORPORATION (the "Company"), enclose herewith Exhibits 1 through 8, listed on the attached sheets, which are the English versions, English translations, adequate summaries and/or brief descriptions in English of the documents published by the Company during the period from October 1, 2006 to March 31, 2007, and which constitute all the Company documents requiring submission to the U.S. Securities and Exchange Commission in relation to that period under Rule 12g3-2(b).

We will continue to submit further English versions, English translations, adequate summaries and/or brief descriptions in English of the Company's published documents to the extent required under Rule 12g3-2(b).

Yours faithfully,

TOYOTA INDUSTRIES CORPORATION

PROCESSED
JUN 2 1 2007

By ____________________
Name: Yasuharu Toyoda
Title: Senior Managing Director

dlw 6/20

Attachment

List of materials published by the Company in Japan from October 1, 2006 to March 31, 2007

Page		Date	Description	Information provided to*
3	Exhibit 1	December, 2006	Semiannual Report of the Company for the six months ended September 30, 2006	Investors
31	Exhibit 2	October 31, 2006	Consolidated and Non-Consolidated Semiannual Financial Results for the six months ended September 30, 2006 (Translation into English)	Exchanges
61	Exhibit 3	February 1, 2007	Consolidated Financial Results for the third quarter of fiscal 2007, nine months ended December 31, 2006 (Translation into English)	Exchanges
72	Exhibit 4	December 22, 2006	Semiannual Securities Report for the six months ended September 30,2006 (Brief Description in English)	DKFB Exchanges
73	Exhibit 5	October 11, 2006	Notice regarding "Issuance of Straight Bonds" (Brief Description in English)	DKFB
74	Exhibit 6	March 2, 2007	Notice regarding "Decrease of Share Holding Ratio" (Brief Description in English)	DKFB
75	Exhibit 7	February 5, 2007	Press Release regarding "Notice Concerning the Dissolution of the Subsidiary" (Brief Description in English)	Exchanges
76	Exhibit 8	November 2006	Semiannual Business Report for the six months ended September 30, 2006 (Brief Description in English)	Shareholders

* "Exchanges" collectively refers to the Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange, on each of which the shares of common stock of TOYOTA INDUSTRIES CORPORATION are listed. "DKFB" stands for Director of the Kanto Finance Bureau.

Investor Information

(As of September 30, 2006)

Corporate Head Office
TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken
448-8671, Japan
Telephone: +81-(0)566-22-2511
Facsimile: +81-(0)566-27-5650

Date of Establishment
November 18, 1926

Common Stock
No par value
Authorized: 1,100,000,000 shares
Issued: 325,840,640 shares

Stock Exchange Listings
Tokyo, Osaka and Nagoya (Ticker Code: 6201)

Number of Shareholders
19,865

Independent Accountants
PricewaterhouseCoopers Aarata
3-25-3, Meieki, Nakamura-ku, Nagoya-shi, Aichi-ken
450-0002, Japan

Transfer Agent
Mitsubishi UFJ Trust and Banking Corporation
1-4-5, Marunouchi, Chiyoda-ku, Tokyo-to
100-8212, Japan
Telephone: +81-(0)3-3212-1211

Major Shareholders

	% of voting rights
Toyota Motor Corporation	24.58
DENSO Corporation	9.51
Towa Real Estate Co., Ltd.	5.04
Third Avenue Fund-Custodial Trust Company	4.58
The Master Trust Bank of Japan, Ltd.	3.49
Toyota Tsusho Corporation	2.66
HSBC Bank PLC-Clients Nontax Treaty	2.46
State Street Bank and Trust Company	2.19
Nippon Life Insurance Company	2.16
Aisin Seiki Co., Ltd.	2.11

Common Stock Price Range (Tokyo Stock Exchange)

	FY2007		FY2006		FY2005		FY2004		FY2003	
	High	**Low**	High	Low	High	Low	High	Low	High	Low
1st quarter	**¥5,360**	**¥3,980**	¥3,250	¥2,780	¥2,700	¥2,235	¥1,988	¥1,686	¥2,165	¥1,862
2nd quarter	**5,070**	**4,150**	3,990	3,010	2,645	2,285	2,235	1,922	2,005	1,770
3rd quarter	–	–	4,380	3,530	2,605	2,320	2,325	1,951	1,909	1,732
4th quarter	–	–	4,850	3,840	3,180	2,465	2,530	2,190	1,820	1,725

Publications
Our *Corporate Brochure* and *Social & Environmental Report* are available in both English and Japanese upon written request to the Public Affairs Department at our Corporate Head Office.

Web Site
Updated information is published regularly on our Web site. (www.toyota-industries.com)

Further Information
For further information, please write to the Investor Relations Office at our Corporate Head Office.

TOYOTA

TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken 448-8671, Japan
Telephone: +81-(0)566-22-2511 Facsimile: +81-(0)566-27-5650
www.toyota-industries.com

PRINTED WITH SOY INK

This semiannual report is printed on recycled paper using soy ink to minimize the impact on the environment.

Printed in Japan

	Company Name	Location of Head Office	% of Voting Rights
France	Toyota Industrial Equipment Europe, S.A.R.L.	Ancenis, France/Brussels, Belgium	100.0%
	Toyota Industrial Equipment, S.A.	Ancenis	60.0%
Germany	TD Deutsche Klimakompressor GmbH	Straßgräbchen	65.0%
	Toyota Gabelstapler Deutschland GmbH	Duisburg	100.0%
	Toyota Gabelstapler Stuttgart GmbH	Stuttgart	70.0%
Italy	Toyota Carrelli Elevatori Italia S.r.l.	Bologna	100.0%
	CESAB Carrelli Elevatori S.p.A.	Bologna	100.0%
Norway	Toyota Truck Norge AS	Trondheim	100.0%
	Toyota Truckutleie Norge AS	Trondheim	100.0%
Sweden	Toyota Industries Sweden AB	Mjölby	100.0%
	BT Industries AB	Mjölby	100.0%
	Toyota Industries Finance International AB	Mjölby	100.0%
	BT Products AB	Mjölby	100.0%
Switzerland	Toyota Textile Machinery Europe AG	Zurich	100.0%
U.K.	Toyota Industrial Equipment (UK) Limited	Castleford, West Yorkshire	100.0%
	Toyota Industrial Equipment (Northern) Limited	Castleford, West Yorkshire	100.0%
North America			
U.S.A.	Michigan Automotive Compressor, Inc.	Parma, Michigan	60.0%
	The Raymond Corporation	Greene, New York	100.0%
	Toyota Industries North America, Inc.	Elk Grove, Illinois	100.0%
	TD Automotive Compressor Georgia, LLC	Jefferson, Georgia	65.0%
	Toyota Industrial Equipment Mfg., Inc.	Columbus, Indiana	100.0%
	Toyota Material Handling USA, Inc.	Irvine, California	100.0%
	ACTIS Manufacturing Ltd., LLC	Grapevine, Texas	60.0%
	Toyoda Textile Machinery Inc.	Charlotte, North Carolina	100.0%
	Toyota-Lift of Los Angeles, Inc.	Santa Fe Springs, California	100.0%
	Toyota Industries Personnel Service of America, Inc.	Elk Grove, Illinois	100.0%
South America			
Brazil	Toyota Industries Mercosur Ltda.	São Paulo	100.0%
	Toyota Maquinas Texteis Brasil Ltda.	São Paulo	100.0%
Asia and Oceania			
Australia	Toyota Industries Corporation Australia Pty Limited	Sydney	100.0%
China	Toyota Industry Automotive Parts (Kunshan) Co., Ltd.	Kunshan, Jiangsu	60.0%
	Toyota Industry (Kunshan) Co., Ltd.	Kunshan, Jiangsu	70.0%
	TD Automotive Compressor Kunshan Co., Ltd.	Kunshan, Jiangsu	59.8%
	Toyota Industries Trading & Logistics (China) Co., Ltd.	Shanghai	100.0%
	Toyota Material Handling (Shanghai) Co., Ltd.	Shanghai	70.0%
India	Kirloskar Toyoda Textile Machinery Private Limited	Bangalore, Karnataka	95.1%

Major Affiliates Accounted for by the Equity Method

	Company Name	Location of Head Office	% of Voting Rights
Japan			
	ST Liquid Crystal Display Corp.	Aichi	50.0%
	Wanbishi Archives Co., Ltd.	Tokyo	43.1%
	Fuji Logistics Co., Ltd.	Tokyo	26.8%
	ST Mobile Display Corp.	Shiga	20.0%
Europe			
Poland	Toyota Motor Industries Poland Sp.zo.o.	Jelcz-Laskowice	40.0%

Corporate Data

(As of September 30, 2006)

Major Plants (Parent Company)

	Main Products	Start of Operations
Kariya Plant	Textile machinery, car air-conditioning compressors	1927
Obu Plant	Parts for car air-conditioning compressors	1944
Kyowa Plant	Electronic equipment, automotive press dies, production facilities, engine parts	1953
Nagakusa Plant	Automobiles	1967
Takahama Plant	Lift trucks, materials handling systems	1970
Hekinan Plant	Engines for automobiles and industrial equipment	1982
Higashichita Plant	Engines for automobiles, foundry parts, engine parts	2001
Higashiura Plant	Parts for car air-conditioning compressors	2002

Major Consolidated Subsidiaries

	Company Name	Location of Head Office	% of Voting Rights
Japan			
	Aichi Corporation	Saitama	51.0%
	TIBC Corporation	Aichi	60.0%
	Mail & e Business Logistics Service Co., Ltd.	Mie	50.5%
	Asahi Security Co., Ltd.	Tokyo	100.0%
	TOYOTA L&F Tokyo Co., Ltd.	Tokyo	100.0%
	Altex Co., Ltd.	Shizuoka	75.0%
	Sun River Co., Ltd.	Osaka	100.0%
	Izumi Machine Mfg. Co., Ltd.	Aichi	68.8%
	TOYOTA L&F Keiji Co., Ltd.	Kyoto	75.0%
	Tokyu Co., Ltd.	Aichi	63.3%
	Advanced Logistics Solutions Co., Ltd.	Aichi	100.0%
	Toyoda High System, Incorporated	Aichi	90.0%
	Nishina Industrial Co., Ltd.	Nagano	82.0%
	ALTRAN Corporation	Aichi	60.0%
	KTL Co., Ltd.	Tokyo	50.5%
	TF Logistics Co., Ltd.	Tokyo	51.0%
	Tokaiseiki Co., Ltd.	Shizuoka	92.1%
	Taikoh Transportation Co., Ltd.	Aichi	50.7%
	SKE Inc.	Aichi	100.0%
	SK Maintenance Corporation	Aichi	70.0%
	Unica Co., Ltd.	Aichi	100.0%
	Iwama Loom Works, Ltd.	Aichi	100.0%
	Kawamoto System Corporation	Aichi	100.0%
	Nagao Kogyo Co., Ltd.	Aichi	100.0%
	TOYOTA L&F Shizuoka Co., Ltd.	Shizuoka	100.0%
	Hara Corporation	Gifu	100.0%
	Sun Valley Inc.	Aichi	100.0%
	Mizuho Industry Co., Ltd.	Aichi	93.8%
	Sun Staff, Inc.	Aichi	100.0%
	ALT Logistics Co., Ltd.	Aichi	60.0%
	Shine's Inc.	Aichi	100.0%
	Toyota Industries Well Support Corporation	Aichi	100.0%
Europe			
Belgium	Toyota Material Handling Europe SA/NV	Brussels	100.0%
	Toyota Material Handling Belgium SA/NV	Temse	100.0%
Denmark	Toyota Truck Danmark A/S	Vejle	100.0%
	Toyota Truckudlejning Danmark A/S	Vejle	100.0%

Directors, Corporate Auditors and Managing Officers

(As of September 30, 2006)

Board of Directors



Chairman
Tadashi Ishikawa*



President
Tetsuro Toyoda*



Executive Vice President
Norio Sato*



Executive Vice President
Shinjiro Kamimura*



Executive Vice President
Yoshikatsu Mizuno*



Executive Vice President
Tatsuo Matsuura*

Senior Managing Directors

Akira Imura
Shigetaka Yoshida
Masafumi Kato
Yasuharu Toyoda
Yutaka Murodono
Kazunori Yoshida
Kosaku Yamada
Toshiyuki Sekimori
Kimpei Mitsuya

Honorary Chairman

Yoshitoshi Toyoda

Director

Tatsuro Toyoda

* *Representative Director*

Corporate Auditors

Standing Corporate Auditors

Shigetaka Mitomo
Masanori Ito

Corporate Auditors

Hiroshi Okuda
Fumio Kawaguchi
Katsuaki Watanabe

Managing Officers

Hiroya Kono
Kenji Takenaka
Satoshi Kaseda
Hirofumi Tsuji
Yukio Yamakita
Takaki Ogawa
Kazue Sasaki
Hirotaka Morishita
Shinya Furukawa
Hironori Ito
Akira Onishi
Per Zaunders
Hiroshi Sakai
Eishi Furuta
Tadayoshi Baba
Takashi Okubo
Norio Sasaki
Toshifumi Ogawa
Hayato Ikeda
Toshifumi Onishi

(2) Geographical segments

	Millions of yen		Thousands of U.S. dollars
	For the six months ended September 30		For the six months ended September 30
	2006	2005	**2006**
Sales:			
Japan			
Outside customer sales	**¥579,172**	¥461,877	**$4,912,400**
Intersegment transactions	**58,800**	53,537	**498,728**
	637,972	515,414	**5,411,128**
North America			
Outside customer sales	**154,772**	119,484	**1,312,740**
Intersegment transactions	**953**	743	**8,083**
	155,725	120,227	**1,320,823**
Europe			
Outside customer sales	**157,744**	102,181	**1,337,947**
Intersegment transactions	**3,436**	4,184	**29,143**
	161,180	106,365	**1,367,090**
Others			
Outside customer sales	**21,398**	15,486	**181,493**
Intersegment transactions	**2,341**	1,750	**19,856**
	23,739	17,236	**201,349**
Subtotal	**978,616**	759,242	**8,300,390**
Elimination of intersegment transactions	**(65,531)**	(60,214)	**(555,818)**
Total	**¥913,085**	¥699,028	**$7,744,572**
Operating costs and expenses:			
Japan	**¥607,833**	¥490,894	**$5,155,496**
North America	**151,460**	116,134	**1,284,648**
Europe	**157,106**	103,236	**1,332,536**
Others	**22,306**	16,631	**189,194**
Elimination of intersegment transactions	**(65,671)**	(59,918)	**(557,005)**
Total	**¥873,034**	¥666,977	**$7,404,869**
Operating income:			
Japan	**¥ 30,139**	¥ 24,520	**$ 255,632**
North America	**4,265**	4,093	**36,175**
Europe	**4,074**	3,129	**34,554**
Others	**1,433**	605	**12,155**
Elimination of intersegment transactions	**140**	(296)	**1,187**
Total	**¥ 40,051**	¥ 32,051	**$ 339,703**

Significant countries or areas belonging to each segment as of September 30, 2006 are as follows:

North America	*U.S.A., Canada*
Europe	*Sweden, Germany, France*
Others	*Australia, China, Brazil*

10. Subsequent event

On October 20, 2006, the Company issued bonds without collateral in the principle amount of ¥20.0 billion. The Company intends to use the proceeds from the bond issue for capital investment.

16th series of bonds without collateral

Total amount of issue	¥20.0 billion
Maturity date	September 20, 2016
Interest rate	1.95%

9. Segment information

(1) Business segments

	Millions of yen		Thousands of U.S. dollars
	For the six months ended September 30		For the six months ended September 30
	2006	2005	**2006**
Sales:			
Automobile			
Outside customer sales	**¥431,025**	¥337,752	**$3,655,852**
Intersegment transactions	**9,972**	10,195	**84,580**
	440,997	347,947	**3,740,432**
Materials Handling Equipment			
Outside customer sales	**388,271**	281,598	**3,293,223**
Intersegment transactions	**311**	137	**2,638**
	388,582	281,735	**3,295,861**
Logistics			
Outside customer sales	**39,898**	30,616	**338,406**
Intersegment transactions	**3,436**	2,786	**29,143**
	43,334	33,402	**367,549**
Textile Machinery			
Outside customer sales	**27,495**	24,094	**233,206**
Intersegment transactions	**3**	11	**26**
	27,498	24,105	**233,232**
Others			
Outside customer sales	**26,396**	24,968	**223,885**
Intersegment transactions	**11,333**	8,824	**96,124**
	37,729	33,792	**320,009**
Subtotal	**938,140**	720,981	**7,957,083**
Elimination of intersegment transactions	**(25,055)**	(21,953)	**(212,511)**
Total	**¥913,085**	¥699,028	**$7,744,572**
Operating costs and expenses:			
Automobile	**¥427,235**	¥336,528	**$3,623,707**
Materials Handling Equipment	**365,782**	263,416	**3,102,477**
Logistics	**42,781**	32,874	**362,858**
Textile Machinery	**26,940**	23,914	**228,499**
Others	**35,432**	31,674	**300,526**
Elimination of intersegment transactions	**(25,136)**	(21,429)	**(213,198)**
Total	**¥873,034**	¥666,977	**$7,404,869**
Operating income:			
Automobile	**¥ 13,762**	¥ 11,419	**$ 116,725**
Materials Handling Equipment	**22,800**	18,319	**193,384**
Logistics	**553**	528	**4,691**
Textile Machinery	**558**	191	**4,733**
Others	**2,297**	2,118	**19,483**
Elimination of intersegment transactions	**81**	(524)	**687**
Total	**¥ 40,051**	¥ 32,051	**$ 339,703**

Main products of each segment are as follows:

Automobile .... *Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors, foundry parts, electronic components*
Materials Handling Equipment .... *Counterbalanced lift trucks, warehouse trucks, automated storage and retrieval systems, truck mount aerial work platforms*
Logistics .... *Transportation services, logistics planning, operation of distribution centers, collection and delivery of cash and management of sales proceeds*
Textile Machinery .... *Air-jet looms, water-jet looms, ring spinning frames*
Others .... *Semiconductor package substrates*

7. Marketable securities

(1) As of September 30, 2006

(a) Other securities with readily determinable fair value are as follows:

	Millions of yen			Thousands of U.S. dollars		
	Acquisition cost	Carrying amount	Difference	Acquisition cost	Carrying amount	Difference
Stocks	**¥220,327**	**¥1,895,563**	**¥1,675,236**	**$1,868,762**	**$16,077,718**	**$14,208,956**
Total	**¥220,327**	**¥1,895,563**	**¥1,675,236**	**$1,868,762**	**$16,077,718**	**$14,208,956**

(b) Significant contents and carrying amount of securities (excluding held-to-maturity bonds within securities with fair value) without readily determinable fair value are as follows:

	Carrying amount	
	Millions of yen	Thousands of U.S. dollars
Other securities:		
Domestic unlisted stocks excluding over-the-counter stocks	**¥18,458**	**$156,556**
Money management funds	**25,021**	**212,222**

(2) As of September 30, 2005

(a) Other securities with readily determinable fair value are as follows:

	Millions of yen		
	Acquisition cost	Carrying amount	Difference
Stocks	¥211,010	¥1,524,647	¥1,313,637
Bonds:			
Government and municipal bonds, etc.	0	0	–
Total	¥211,010	¥1,524,647	¥1,313,637

(b) Significant contents and carrying amount of securities (excluding held-to-maturity bonds within securities with fair value) without readily determinable fair value are as follows:

	Carrying amount
	Millions of yen
Other securities:	
Domestic unlisted stocks excluding over-the-counter stocks	¥18,897
Money management funds	10,000

8. Derivative instruments

Notes relating to derivative instruments are omitted, since Toyota Industries has not used derivative instruments for other than hedging.

(2) Finance leases (as a lessor) which do not transfer ownership of leased properties to lessees

(a) Information regarding leased properties such as acquisition cost and accumulated depreciation under finance leases as of September 30, 2006 and 2005 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Machinery and equipment:			
Acquisition cost	¥8,625	¥9,256	$73,155
Accumulated depreciation	4,804	5,069	40,746
Total net leased property	¥3,821	¥4,187	$32,409

(b) Pro forma information regarding future minimum lease income as of September 30, 2006 and 2005 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Due within one year	¥1,070	¥1,756	$ 9,075
Due after one year	3,223	3,213	27,337
Total	¥4,293	¥4,969	$36,412

Future minimum lease payments under finance leases include the imputed interest expense portion.

(c) Total lease receipts and depreciation for six-month periods ended September 30, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Total lease payments to be received	¥1,097	¥1,227	$9,305
Depreciation expenses	848	901	7,193

(3) Operating leases (as a lessee)

Pro forma future lease payments under operating leases as of September 30, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Due within one year	¥ 5,418	¥ 4,835	$ 45,954
Due after one year	16,193	16,359	137,345
Total	¥21,611	¥21,194	$183,299

(4) Operating leases (as a lessor)

Pro forma information regarding future minimum rentals under operating leases as of September 30, 2006 and 2005 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Due within one year	¥13,251	¥ 8,457	$112,392
Due after one year	24,629	14,770	208,897
Total	¥37,880	¥23,227	$321,289

5. Contingent liabilities

Toyota Industries is contingently liable for guarantees as of September 30, 2006 and 2005 as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Guarantees given by the Company	**¥4,200**	¥ 400	**$35,623**
Guarantees given by consolidated subsidiaries	**621**	845	**5,267**
Guarantee forwards given by the Company	**508**	2,759	**4,309**

6. Leases

(1) Finance leases (as a lessee) which do not transfer ownership of leased properties to lessees

(a) Pro forma information regarding the leased properties such as acquisition cost and accumulated depreciation, which are not reflected in the accompanying consolidated balance sheets under finance leases as of September 30, 2006 and 2005 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Machinery and equipment:			
Acquisition cost equivalents	**¥14,956**	¥13,313	**$126,853**
Accumulated depreciation equivalents	**7,982**	6,548	**67,701**
Machinery and equipment net balance equivalents	**6,974**	6,765	**59,152**
Others:			
Acquisition cost equivalents	**13,301**	11,823	**112,816**
Accumulated depreciation equivalents	**6,205**	6,122	**52,629**
Others net balance equivalents	**7,096**	5,701	**60,187**
Total net leased properties	**¥14,070**	¥12,466	**$119,339**

Acquisition cost equivalents include the imputed interest expense portion because the percentage which is computed by dividing future minimum lease payments by total balance of property, plant and equipment at year-end is immaterial.

(b) Pro forma information regarding future minimum lease payments as of September 30, 2006 and 2005 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Due within one year	**¥ 4,326**	¥ 3,986	**$ 36,692**
Due after one year	**9,744**	8,744	**82,646**
Total	**¥14,070**	¥12,730	**$119,338**

Future minimum lease payments under finance leases include the imputed interest expense portion.

(c) Total lease payments for the six-month periods ended September 30, 2006 and 2005 are as follows:

	Millions of yen	Thousands of U.S. dollars
2006	**¥2,866**	**$24,309**
2005	2,345	–

Pro forma depreciation expenses, which are not reflected in the accompanying interim consolidated statements of income, are computed mainly by the straight-line method, which assumes zero residual value and leasing term to be useful lives for the six-month periods ended September 30, 2006 and 2005, and are equivalent to the amount of total lease payments of the above.

(17) Appropriation of retained earnings

In the accompanying consolidated statements of shareholders' equity, the approved amount during the relevant fiscal year is reflected for the appropriation of retained earnings of consolidated subsidiaries. In Japan, the payment of bonuses to directors and corporate auditors was made out of retained earnings through an appropriation, instead of being charged to income for the year. Bonuses to directors and corporate auditors are recorded on the accrual basis with a related change to income.

3. Changes in accounting policies and adoption of new accounting standards

For the six-month period ended September 30, 2006

Accounting Standard for Directors' Bonus

Effective from the fiscal year beginning April 1, 2006, Toyota Industries applied Financial Accounting Standard No. 4 "Accounting Standard for Directors' Bonus" issued on November 29, 2005 by the Accounting Standards Board of Japan. As a result, ordinary income and income before income taxes and minority interests decreased by ¥252 million (US$2,137 thousand).

Accounting Standards for Presentation of Net Assets in the Balance Sheet

Effective from the fiscal year beginning April 1, 2006, Toyota Industries applied Financial Accounting Standard No. 5 "Accounting Standards for Presentation of Net Assets in the Balance Sheet" and its Implementation Guidance No. 8 "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet" issued on December 9, 2005 by the Accounting Standards Board of Japan. If the previous accounting policy were to be applied, net assets at September 30, 2006 were ¥1,571 billion.

Accounting Standard for Share-based Payment

Effective from the fiscal year beginning April 1, 2006, Toyota Industries applied Financial Accounting Standard No. 8 "Accounting Standard for Share-based Payment" issued on December 27, 2005 by the Accounting Standards Board of Japan, and its Implementation Guidance No. 11 "Guidance on Accounting Standard for Share-based Payment" issued on May 31, 2006 by the Accounting Standards Board of Japan. As a result, ordinary income and income before income taxes and minority interests decreased by ¥50 million (US$424 thousand).

Accounting Standard for Business Combinations

Effective from the fiscal year beginning April 1, 2006, Toyota Industries applied Financial Accounting Standard for Business Combinations issued on October 27, 2005 by the Business Accounting Council in Japan, and Financial Accounting Standard No. 7 "Accounting Standard for Business Divestitures" and the related Implementation Guidance No. 10 "Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" issued on December 27, 2005 by the Accounting Standards Board of Japan.

4. Assets pledged as collateral

(1) Assets pledged as collateral as of September 30, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Investments in securities	**¥52,265**	¥41,655	**$443,299**
Property, plant and equipment	**2,365**	2,840	**20,059**
Buildings and structures	**1,319**	2,133	**11,188**
Trade notes and accounts receivable	**–**	467	**–**
Machinery, equipment and vehicles	**1,357**	438	**11,510**
Total	**¥57,306**	¥47,533	**$486,056**

(2) Secured liabilities as of September 30, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Other current liabilities	**¥21,433**	¥20,707	**$181,790**
Short-term bank loans	**857**	390	**7,269**
Long-term debt	**710**	1,195	**6,022**
Total	**¥23,000**	¥22,292	**$195,081**

(6) Inventories
Inventories are stated mainly at cost determined by the moving-average method.

(7) Property, plant and equipment, and depreciation
Property, plant and equipment are stated at cost. Depreciation expenses of property, plant and equipment are computed mainly by the declining-balance method for the Company and Japanese subsidiaries and by the straight-line method for overseas subsidiaries.

Significant renewals and additions are capitalized at cost. Repair and maintenance are charged to income as incurred.

Accumulated depreciation as of September 30, 2006 and 2005 was ¥620,382 million (US$5,261,936 thousand) and ¥561,736 million, respectively.

(8) Intangible assets and amortization
Amortization of intangible assets is computed using the straight-line method. Software costs for internal use are amortized by the straight-line method over their expected useful lives (mainly five years).

Goodwill, if material, is amortized principally over less than 20 years on a straight-line basis, while immaterial goodwill is charged to income as incurred.

(9) Impairment of fixed assets
Calculation of the impairment of fixed assets is based on reasonable and supportable assumptions and projection of the grouping of assets and recoverable value, with due consideration for the specific conditions of each company.

The recoverable amount of assets is calculated based on net selling price.

(10) Allowances for doubtful accounts
Toyota Industries adopted the policy of providing an allowance for doubtful accounts in an amount sufficient to cover possible losses on collection by estimating individually uncollectible amounts and applying to the remaining accounts a percentage determined by certain factors such as historical collection experiences.

(11) Deferred charges
Stock issuance costs and bond issuance costs are expensed as incurred.

(12) Allowance for bonuses to directors and corporate auditors
Bonuses to directors and corporate auditors are recorded on an accrual basis with a related change to income.

(13) Allowance for retirement benefits
Toyota Industries accrues an amount which is considered to be incurred in the period based on the estimated projected benefit obligations and estimated pension assets at the end of the period. To provide for the retirement benefits for directors and corporate auditors, an amount which is calculated at the end of the period as required by an internal rule describing the retirement benefits for directors and corporate auditors is accrued.

(14) Lease transactions
Finance leases other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for mainly by a method similar to that applicable to ordinary operating leases.

(15) Consumption tax
The consumption tax under the Japanese Consumption Tax Law withheld by Toyota Industries on sales of goods is not included in the amount of net sales in the accompanying consolidated statements of income, and the consumption tax paid by Toyota Industries under the law on purchases of goods and services, and expenses is not included in the related amount.

(16) Hedge accounting
(a) Method of hedge accounting
Mainly the deferral method of hedge accounting is applied. In the case of foreign currency forward contracts and foreign currency option contracts, the hedged items are translated at contracted forward rates if certain conditions are met.

(b) Hedging instruments and hedged items
Hedging instruments: Derivatives instruments (interest rate swaps, foreign currency forwards and foreign currency option contracts)
Hedged items: Risk of change in interest rate on borrowings and risk of change in forward exchange rate on transactions denominated in foreign currencies (assets and liabilities, and forecasted transactions)

(c) Hedging policy
Hedging transactions are executed and controlled based on Toyota Industries' internal rule and Toyota Industries is hedging interest rate risks and foreign currency risks. Toyota Industries' hedging activities are reported periodically to a director responsible for accounting.

(d) Method used to measure hedge effectiveness
Hedge effectiveness is measured by comparing accumulated changes in market prices of hedged items and hedging instruments or accumulated changes in estimated cash flows from the inception of the hedge to the date of measurements performed. Currently it is considered that there are high correlations between them.

(e) Others
Due to the fact that counterparties to Toyota Industries represent major financial institutions which have high creditworthiness, Toyota Industries believes that the overall credit risk related to its financial instruments is insignificant.

Notes to Consolidated Financial Statements

1. Basis of presenting consolidated financial statements:

The accompanying interim consolidated financial statements have been prepared based on the accounts maintained by Toyota Industries Corporation (the "Company"), and its consolidated subsidiaries (together, hereinafter referred to as "Toyota Industries") in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards.

Certain items presented in the interim consolidated financial statements submitted to the Director of the Kanto Finance Bureau in Japan have been reclassified in these accounts for the convenience of readers outside Japan.

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥117.90=US$1, the rate of exchange prevailing at September 30, 2006, has been used in translation. The inclusion of such amounts are not intended to imply that the Japanese yen actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars at this rate or any other rates.

2. Summary of significant accounting policies:

(1) Consolidation

The interim consolidated financial statements include the accounts of the Company and its 159 subsidiaries (45 domestic subsidiaries and 114 overseas subsidiaries, which are listed on pages 24 and 25) as of September 30, 2006 and 149 subsidiaries (43 domestic subsidiaries and 106 overseas subsidiaries) as of September 30, 2005.

For the six-month period ended September 30, 2006, seven subsidiaries were newly added to the scope of consolidation and one company was excluded from the scope of consolidation because of merger and acquisition.

For the six-month period ended September 30, 2005, four subsidiaries were newly added to the scope of consolidation and one company was excluded from the scope of consolidation because of merger and acquisition.

The interim periods of certain subsidiaries are different from the interim period of the Company. Since the difference is not more than three months, the Company is using those subsidiaries' statements for their interim periods, making adjustments for significant transactions that materially affect the financial position or results of operations.

All significant intercompany transactions, balances and unrealized profits within Toyota Industries have been eliminated.

A full portion of the assets and liabilities of the acquired subsidiaries is stated at fair value as of the date of acquisition of control.

In the six-month period ended September 30, 2006, Toyota Industries Sweden AB and its consolidated subsidiaries have decided to change their fiscal year-end from December 31 to March 31. As a result, the Company's consolidated financial statements include nine months of their operating results.

(2) Investments in unconsolidated subsidiaries and affiliates

Investments in 21 affiliates as of September 30, 2006 and 2005 are accounted for by the equity method of accounting.

Investments in unconsolidated subsidiaries and affiliates not accounted for by the equity method are stated at cost due to their insignificant effect on the consolidated financial statements.

The major affiliates accounted for by the equity method are listed on page 25.

(3) Translation of foreign currencies

Foreign currency denominated receivables and payables are translated into Japanese yen at exchange rates as of September 30, 2006, and the resulting transaction gains or losses are included in income statements.

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at exchange rates as of September 30, 2006 and all revenue and expense accounts are translated at prevailing average rates for the period.

(4) Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

(5) Marketable securities and investment in securities

Toyota Industries classifies securities into four categories by purpose of holding: trading securities, held-to-maturity securities, other securities and investments in unconsolidated subsidiaries and affiliates. Toyota Industries did not have trading securities or held-to-maturity securities as of September 30, 2006 and 2005.

Other securities with readily determinable fair values are stated at fair value based on market prices at the end of the year. Unrealized gains and losses are included in "Net unrealized gains on other securities" as a separate component of shareholders' equity. Cost of sales of such securities is determined by the moving-average method. Other securities without readily determinable fair values are stated at cost, as determined by the moving-average method.

Investments in unconsolidated subsidiaries and affiliates are accounted for by the equity method (see Note 2 (2)).

Consolidated Statements of Cash Flows

Toyota Industries Corporation
For the six months ended September 30, 2006 and 2005 (unaudited)

	Millions of yen		Thousands of U.S. dollars (Note 1)
	For the six months ended September 30		For the six months ended September 30
	2006	2005	**2006**
Cash flows from operating activities:			
Income before income taxes and minority interests	**¥ 53,482**	¥ 41,577	**$453,622**
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	**51,412**	39,169	**436,064**
Increase (decrease) in allowance for doubtful accounts	**(296)**	8	**(2,511)**
Interest and dividends income	**(22,893)**	(15,095)	**(194,173)**
Interest expenses	**9,943**	5,259	**84,334**
Equity in net earnings of affiliates	**(462)**	(1,267)	**(3,918)**
(Increase) decrease in receivables	**(2,765)**	(11,695)	**(23,452)**
(Increase) decrease in inventories	**(9,634)**	(3,737)	**(81,713)**
Increase (decrease) in payables	**3,398**	(480)	**28,821**
Others, net	**7,410**	9,275	**62,850**
Subtotal	**89,595**	63,014	**759,924**
Interest and dividends income received	**22,874**	15,091	**194,012**
Interest expenses paid	**(9,870)**	(5,278)	**(83,715)**
Income taxes paid	**(17,701)**	(14,068)	**(150,136)**
Net cash provided by operating activities	**84,898**	58,759	**720,085**
Cash flows from investing activities:			
Payments for purchases of property, plant and equipment	**(87,721)**	(95,547)	**(744,029)**
Proceeds from sales of property, plant and equipment	**4,048**	3,977	**34,334**
Payments for purchases of investment securities	**(9,255)**	(21,376)	**(78,499)**
Proceeds from sales of investment securities	**2,713**	2,154	**23,011**
Payments for acquisition of subsidiaries' stock resulting in change in scope of consolidation	**(1,939)**	-	**(16,446)**
Payments for loans made	**(1,989)**	(2,393)	**(16,870)**
Proceeds from collections of loans	**643**	1,056	**5,454**
Other, net	**(3,912)**	(2,642)	**(33,181)**
Net cash used in investing activities	**(97,412)**	(114,771)	**(826,226)**
Cash flows from financing activities:			
Increase (decrease) in short-term loans	**9,399**	(29,943)	**79,720**
Increase (decrease) in commercial paper	**–**	52,304	**–**
Proceeds from long-term loans	**38,337**	28,414	**325,165**
Repayments of long-term loans	**(12,632)**	(2,531)	**(107,142)**
Proceeds from issuance of bonds	**-**	5,692	**-**
Repayments of bonds	**(15,948)**	(20,300)	**(135,267)**
Payments for purchase of treasury stock	**(35,474)**	(22)	**(300,882)**
Cash dividends paid	**(6,386)**	(6,042)	**(54,164)**
Cash dividends paid for minority shareholders	**(767)**	(616)	**(6,505)**
Other, net	**5,036**	3,232	**42,714**
Net cash provided by (used in) financing activities	**(18,435)**	30,188	**(156,361)**
Translation adjustments of cash and cash equivalents	**1,042**	(919)	**8,838**
Net increase (decrease) in cash and cash equivalents	**(29,907)**	(26,743)	**(253,664)**
Cash and cash equivalents at beginning of period	**112,597**	100,536	**955,021**
Cash and cash equivalents at end of period	**¥ 82,690**	¥ 73,793	**$701,357**

The accompanying notes are an integral part of these financial statements.

	Millions of yen				
	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock at cost	Total shareholders' equity
Balance at March 31, 2006	¥80,463	¥105,665	¥358,386	¥(14,364)	¥530,150
Change during interim accounting period					
Surplus dividend	–	–	(6,387)	–	(6,387)
Bonuses to directors and corporate auditors	–	–	(427)	–	(427)
Decrease due to increase in affiliates accounted for under the equity method	–	–	(1,673)	–	(1,673)
Net income for the period	–	–	30,268	–	30,268
Repurchase of treasury stock	–	–	–	(35,474)	(35,474)
Exercise of stock options	–	(548)	–	2,432	1,884
Change to items other than shareholders' equity during interim accounting period	–	–	–	–	–
Total change during interim accounting period	–	(548)	21,781	(33,042)	(11,809)
Balance at September 30, 2006	**¥80,463**	**¥105,117**	**¥380,167**	**¥(47,406)**	**¥518,341**

	Valuation and translation adjustments						
	Net unrealized gains or losses on other securities	Deferred gains or losses on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments	Subscription rights to shares	Minority interests in consolidated subsidiaries	Total net assets
Balance at March 31, 2006	¥1,047,191	¥ –	¥33,886	¥1,081,077	¥ –	¥49,271	¥1,660,498
Change during interim accounting period							
Surplus dividend	–	–	–	–	–	–	(6,387)
Bonuses to directors and corporate auditors	–	–	–	–	–	–	(427)
Decrease due to increase in affiliates accounted for under the equity method	–	–	–	–	–	–	(1,673)
Net income for the period	–	–	–	–	–	–	30,268
Repurchase of treasury stock	–	–	–	–	–	–	(35,474)
Exercise of stock options	–	–	–	–	–	–	1,884
Change to items other than shareholders' equity during interim accounting period	(40,861)	(147)	11,966	(29,042)	51	5,054	(23,937)
Total change during interim accounting period	(40,861)	(147)	11,966	(29,042)	51	5,054	(35,746)
Balance at September 30, 2006	**¥1,006,330**	**¥(147)**	**¥45,852**	**¥1,052,035**	**¥51**	**¥54,325**	**¥1,624,752**

	Thousands of U.S. dollars (Note 1)				
	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock at cost	Total shareholders' equity
Balance at March 31, 2006	$682,468	$896,226	$3,039,746	$(121,833)	$4,496,607
Change during interim accounting period					
Surplus dividend	–	–	(54,173)	–	(54,173)
Bonuses to directors and corporate auditors	–	–	(3,622)	–	(3,622)
Decrease due to increase in affiliates accounted for under the equity method	–	–	(14,190)	–	(14,190)
Net income for the period	–	–	256,726	–	256,726
Repurchase of treasury stock	–	–	–	(300,882)	(300,882)
Exercise of stock options	–	(4,648)	–	20,628	15,980
Change to items other than shareholders' equity during interim accounting period	–	–	–	–	–
Total change during interim accounting period	–	(4,648)	184,741	(280,254)	(100,161)
Balance at September 30, 2006	**$682,468**	**$891,578**	**$3,224,487**	**$(402,087)**	**$4,396,446**

	Valuation and translation adjustments						
	Net unrealized gains or losses on other securities	Deferred gains or losses on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments	Subscription rights to shares	Minority interests in consolidated subsidiaries	Total net assets
Balance at March 31, 2006	$8,882,027	$ –	$287,413	$9,169,440	$ –	$417,905	$14,083,952
Change during interim accounting period							
Surplus dividend	–	–	–	–	–	–	(54,173)
Bonuses to directors and corporate auditors	–	–	–	–	–	–	(3,622)
Decrease due to increase in affiliates accounted for under the equity method	–	–	–	–	–	–	(14,190)
Net income for the period	–	–	–	–	–	–	256,726
Repurchase of treasury stock	–	–	–	–	–	–	(300,882)
Exercise of stock options	–	–	–	–	–	–	15,980
Change to items other than shareholders' equity during interim accounting period	(346,573)	(1,247)	101,493	(246,327)	432	42,867	(203,028)
Total change during interim accounting period	(346,573)	(1,247)	101,493	(246,327)	432	42,867	(303,189)
Balance at September 30, 2006	**$8,535,454**	**$(1,247)**	**$388,906**	**$8,923,113**	**$432**	**$460,772**	**$13,780,763**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income

Toyota Industries Corporation
For the six months ended September 30, 2006 and 2005 (unaudited)

	Millions of yen		Thousands of U.S. dollars (Note 1)
	For the six months ended September 30		For the six months ended September 30
	2006	2005	**2006**
Net sales	**¥913,085**	¥699,028	**$7,744,572**
Cost of sales	**770,488**	586,754	**6,535,098**
Gross profit	**142,597**	112,274	**1,209,474**
Selling, general and administrative expenses	**102,546**	80,223	**869,771**
Operating income	**40,051**	32,051	**339,703**
Non-operating income:			
Interest income	**8,540**	4,407	**72,434**
Dividends income	**14,354**	10,688	**121,747**
Other non-operating income	**6,075**	6,740	**51,527**
Non-operating expenses:			
Interest expenses	**(9,943)**	(5,259)	**(84,334)**
Other non-operating expenses	**(5,595)**	(7,050)	**(47,455)**
Ordinary income	**53,482**	41,577	**453,622**
Income before income taxes and minority interests	**53,482**	41,577	**453,622**
Income taxes — current	**20,661**	11,828	**175,242**
Income taxes — deferred	**(331)**	2,204	**(2,807)**
Minority interests in consolidated subsidiaries	**2,884**	2,537	**24,461**
Net income	**¥ 30,268**	¥ 25,008	**$ 256,726**

	Yen		U.S. dollars
Net income per share — basic	**¥96.30**	¥78.41	**$0.82**
Net income per share — diluted	**96.21**	78.38	**0.82**
Cash dividends per share	**22.00**	18.00	**0.19**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Shareholders' Equity

Toyota Industries Corporation
For the six months ended September 30, 2006 and 2005 (unaudited)

	Millions of yen					
	Common stock	Capital surplus	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock at cost
Balance at March 31, 2005	¥80,463	¥105,601	¥325,331	¥591,218	¥29,861	¥(16,727)
Net income	–	–	25,008	–	–	–
Cash dividends	–	–	(6,046)	–	–	–
Bonuses to directors and corporate auditors	–	–	(396)	–	–	–
Net unrealized gains on other securities	–	–	–	197,556	–	–
Foreign currency translation adjustments	–	–	–	–	(6,318)	–
Repurchase of treasury stock	–	–	–	–	–	(21)
Exercise of stock options	–	68	–	–	–	2,359
Decrease due to increase in affiliates accounted for under the equity method	–	–	(1,822)	–	–	–
Balance at September 30, 2005	¥80,463	¥105,669	¥342,075	¥788,774	¥23,543	¥(14,389)

Liabilities and net assets	Millions of yen September 30 2006	Millions of yen March 31 2006	Millions of yen September 30 2005	Thousands of U.S. dollars (Note 1) September 30 2006
Current liabilities:				
Trade notes and accounts payable	**¥ 189,836**	¥ 182,595	¥ 159,590	**$ 1,610,144**
Short-term bank loans (Note 4)	**53,663**	38,929	29,977	**455,157**
Commercial paper	**32,400**	29,680	50,876	**274,809**
Current portion of bonds (Note 4)	**–**	15,000	15,000	**–**
Other payables	**26,537**	30,620	24,725	**225,080**
Accrued expenses	**75,505**	67,674	62,362	**640,416**
Accrued income taxes	**17,521**	13,625	10,445	**148,609**
Deposits received from employees	**21,574**	20,915	20,704	**182,986**
Deferred tax liabilities	**3,750**	3,858	3,760	**31,807**
Allowance for bonuses to directors and corporate auditors	**252**	–	–	**2,137**
Other current liabilities (Note 4)	**45,901**	43,222	42,221	**389,322**
Total current liabilities	**466,939**	446,118	419,660	**3,960,467**
Long-term liabilities:				
Bonds	**284,567**	283,832	220,394	**2,413,630**
Long-term debt (Note 4)	**142,472**	106,268	98,827	**1,208,414**
Deferred tax liabilities	**654,421**	681,504	511,530	**5,550,644**
Allowance for retirement benefits	**44,708**	46,535	44,130	**379,203**
Other long-term liabilities	**24,499**	20,586	18,126	**207,795**
Total long-term liabilities	**1,150,667**	1,138,725	893,007	**9,759,686**
Total liabilities	**1,617,606**	1,584,843	1,312,667	**13,720,153**
Minority interests in consolidated subsidiaries	**–**	49,271	43,849	**–**
Shareholders' equity:				
Common stock:				
Authorized — 1,100,000,000 shares				
Issued — 325,840,640 shares as of September 30, 2006	**80,463**	80,463	80,463	**682,468**
325,840,640 shares as of March 31, 2006				
325,840,640 shares as of September 30, 2005				
Capital surplus	**105,117**	105,665	105,669	**891,578**
Retained earnings	**380,167**	358,386	342,075	**3,224,487**
Treasury stock at cost — 13,815,004 shares as of September 30, 2006	**(47,406)**	(14,364)	(14,389)	**(402,087)**
6,520,194 shares as of March 31, 2006				
6,538,315 shares as of September 30, 2005				
Total shareholders' equity	**518,341**	530,150	513,818	**4,396,446**
Valuation and translation adjustments:				
Net unrealized gains on other securities	**1,006,330**	1,047,191	788,774	**8,535,454**
Deferred gains or losses on hedges	**(147)**	–	–	**(1,247)**
Foreign currency translation adjustments	**45,852**	33,886	23,543	**388,906**
Total valuation and translation adjustments	**1,052,035**	1,081,077	812,317	**8,923,113**
Subscription rights to shares	**51**	–	–	**432**
Minority interests in consolidated subsidiaries	**54,325**	–	–	**460,772**
Total net assets	**1,624,752**	1,611,227	1,326,135	**13,780,763**
Total liabilities and net assets	**¥3,242,358**	¥3,245,341	¥2,682,651	**$27,500,916**

Consolidated Balance Sheets

Toyota Industries Corporation
As of September 30 and March 31, 2006, and September 30, 2005 (unaudited)

	Millions of yen			Thousands of U.S. dollars (Note 1)
	September 30	March 31	September 30	September 30
ASSETS	**2006**	2006	2005	**2006**
Current assets:				
Cash and cash equivalents	**¥ 82,690**	¥ 112,597	¥ 73,793	**$ 701,357**
Trade notes and accounts receivable (Note 4)	**208,137**	200,690	181,764	**1,765,369**
Short-term investments (Note 7)	**72**	76	172	**611**
Inventories	**117,597**	104,534	96,361	**997,430**
Deferred tax assets	**18,668**	18,096	15,942	**158,338**
Other current assets	**83,549**	75,938	72,935	**708,643**
Less — allowance for doubtful accounts	**(2,542)**	(2,665)	(2,248)	**(21,561)**
Total current assets	**508,171**	509,266	438,719	**4,310,187**
Fixed assets:				
Property, plant and equipment:				
Buildings and structures (Note 4)	**168,710**	155,169	144,991	**1,430,958**
Machinery, equipment and vehicles (Note 4)	**257,969**	240,467	214,068	**2,188,032**
Tools, furniture and fixtures	**23,191**	22,311	20,052	**196,702**
Land (Note 4)	**96,006**	87,214	83,003	**814,300**
Construction in progress	**35,883**	20,994	34,722	**304,351**
Total property, plant and equipment	**581,759**	526,155	496,836	**4,934,343**
Intangible assets:				
Goodwill	**101,024**	97,485	95,318	**856,862**
Software	**12,127**	12,484	12,824	**102,858**
Total intangible assets	**113,151**	109,969	108,142	**959,720**
Investments and other assets:				
Investments in securities (Notes 4 and 7)	**1,914,021**	1,975,793	1,543,487	**16,234,275**
Investments in unconsolidated subsidiaries and affiliated companies	**59,410**	60,977	35,310	**503,901**
Long-term loans	**8,211**	8,592	9,019	**69,644**
Long-term prepaid expenses	**10,970**	11,359	11,966	**93,045**
Deferred tax assets	**7,624**	6,842	6,513	**64,665**
Other investments and other assets	**39,271**	36,626	32,872	**333,087**
Less — allowance for doubtful accounts	**(230)**	(238)	(213)	**(1,951)**
Total investments and other assets	**2,039,277**	2,099,951	1,638,954	**17,296,666**
Total fixed assets	**2,734,187**	2,736,075	2,243,932	**23,190,729**
Total assets	**¥3,242,358**	¥3,245,341	¥2,682,651	**$27,500,916**

The accompanying notes are an integral part of these financial statements.

income of consolidated subsidiaries.

Net Income

Net income for the term was ¥30.3 billion, an increase of ¥5.3 billion, or 21.0%, over the previous term. Net income per share (EPS) was ¥96.30, compared with ¥78.41 for the previous term, and diluted net income per share was ¥96.21, compared with ¥78.38 for the previous term.

Financial Position

Total assets at the end of the term stood at ¥3,242.4 billion, a decrease of ¥2.9 billion, or 0.1%, over the previous fiscal year ended March 31, 2006 (fiscal 2006).

Current assets were ¥508.2 billion, a decrease of ¥1.1 billion, or 0.2%, from fiscal 2006, due mainly to a decline in cash and cash equivalents.

Net property, plant and equipment was ¥581.8 billion, an increase of ¥55.6 billion, or 10.6%, over fiscal 2006. Intangible assets increased ¥3.2 billion, or 2.9%, to ¥113.2 billion, due to an increase in goodwill.

Investments and other assets decreased ¥60.7 billion, or 2.9%, to ¥2,039.3 billion. This decrease was mainly the result of a drop in the market prices of shares of Toyota Group companies, including TMC, held by Toyota Industries.

Current liabilities stood at ¥466.9 billion, an increase of ¥20.8 billion, or 4.7%, over fiscal 2006.

Long-term liabilities were ¥1,150.7 billion, an increase of ¥12.0 billion, or 1.0%, over fiscal 2006. Deferred tax liabilities decreased ¥27.1 billion as a result of the fall in market value of investment securities.

Net assets stood at ¥1,624.8 billion, an increase of ¥13.6 billion, or 0.8%, over fiscal 2006. Net unrealized gains on other securities decreased ¥40.9 billion.

The equity ratio was 50.1%.

Cash Flows

Cash flows from operating activities amounted to ¥84.9 billion during the first half of fiscal 2007, due mainly to income before income taxes in an amount of ¥53.5 billion. Net cash provided by operating activities thus increased by ¥26.1 billion from ¥58.8 billion in the first half of fiscal 2006. Cash flows from investing activities resulted in a cash outflow of ¥97.4 billion during the first half of fiscal 2007, due mainly to payments for purchases of property, plant and equipment totaling ¥87.7 billion. Net cash used in investing activities decreased by ¥17.4 billion from ¥114.8 billion in the first half of fiscal 2006. Cash flows from financing activities resulted in a cash outflow of ¥18.4 billion during the first half of fiscal 2007, due mainly to payments for purchase of treasury stock in an amount of ¥35.5 billion. Net cash used in financing activities decreased by ¥48.6 billion compared with net cash provided by financing activities of ¥30.2 billion in the first half of fiscal 2006. After translation adjustments, cash and cash equivalents as of September 30, 2006 amounted to ¥82.7 billion, an increase of ¥8.9 billion, or 12%, from the end of the first half of fiscal 2006.

Dividend Policy

The Company regards the benefits of shareholders as one of its most important management policies. Based on this stance, we will strive to strengthen Toyota Industries' corporate constitution, promote proactive business development and raise its corporate value.

The Company's dividend policy is to meet the expectations of shareholders while giving full consideration to business performance, capital demand, the dividend payout ratio on a consolidated basis and other factors. The Company intends to use retained earnings to improve the competitiveness of its products, augment production capacity in Japan and overseas, as well as expand into new fields of business and strengthen its corporate constitution in securing future profits for its shareholders. It will also use retained earnings to repurchase treasury stock.

The Board of Directors of the Company voted to distribute an interim cash dividend of ¥22.0 per share, an increase of ¥4.0 per share over the first half of fiscal 2006.

Cash Dividends per Share and Consolidated Payout Ratio


(¥)
(%)
60
50
40
30
20
10
0
30
25
20
15
10
5
0
FY 04
05
06
07 (Forecast)
First Half
Full Year
Payout Ratio (right)

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations is based on information known to management as of November 30, 2006. It includes forward-looking statements concerning the expected future performance of Toyota Industries. Please refer to "Cautionary Statement with Respect to Forward-Looking Statements" at the beginning of this semiannual report, which pertains to the report as a whole.

Results of Operations

Net Sales

During the first half of fiscal 2007 (the six months ended September 30, 2006), the Japanese economy achieved a steady recovery as private-sector capital investment increased amid solid corporate earnings, while consumer spending showed a modest improvement. Overseas economies sustained robust growth, with the U.S. and European economies continuing to expand and the Chinese economy maintaining a high rate of growth.

In this operating environment, Toyota Industries recorded consolidated net sales of ¥913.1 billion, an increase of ¥214.1 billion, or 31%, compared with the first half of fiscal 2006 (the six months ended September 30, 2005).

At the profit level, despite price increases for raw materials and higher depreciation and personnel expenses, Toyota Industries recorded an increase in ordinary income of ¥11.9 billion, or 29%, over the previous term to ¥53.5 billion, due to an increase in net sales in addition to the promotion of Group-wide cost-reduction activities and higher non-operating income. Interim net income totaled ¥30.3 billion, an increase of ¥5.3 billion, or 21%, from the previous term.

The following is a review of operations by geographical segments.

Note: Net sales for each geographical segment do not include intersegment transactions.

Japan

Net sales amounted to ¥579.2 billion, an increase of ¥117.3 billion, or 25%, over the previous term. Operating income amounted to ¥30.1 billion, an increase of ¥5.6 billion, or 23%. The increases in net sales and operating income were due to such factors as higher unit sales of vehicles and engines.

North America

Net sales amounted to ¥154.8 billion, an increase of ¥35.3 billion, or 30%, over the previous term. Operating income totaled ¥4.3 billion, an increase of ¥0.2 billion, or 4%. The increase in net sales was due to higher unit sales of materials handling equipment and a change in the fiscal year-end of the BT Industries Group comprising Toyota Industries subsidiaries.

Europe

Net sales amounted to ¥157.7 billion, an increase of ¥55.6 billion, or 54%, over the previous term. Operating income was ¥4.1 billion, an increase of ¥1.0 billion, or 30%. The increase in net sales was due to such factors as a change in the fiscal year-end of the BT Industries Group.

Others

Net sales totaled ¥21.4 billion, an increase of ¥5.9 billion, or 38%, over the previous term. Operating income amounted to ¥1.4 billion, an increase of ¥0.8 billion, or 137%, over the previous term.

Note: Please refer to "Letter to Shareholders" for results by business segment.

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales for the term totaled ¥770.5 billion, an increase of ¥183.7 billion, or 31.3%, over the previous term.

Selling, general and administrative expenses totaled ¥102.5 billion, an increase of ¥22.3 billion, or 27.8%, over the previous term.

Non-Operating Income and Expenses

Non-operating income was ¥29.0 billion, an increase of ¥7.2 billion, or 32.7%, over the previous term. This increase was due primarily to an increase in interest income arising from a change in the fiscal year-end of the BT Industries Group, as well as an increase in dividends income received from Toyota Motor Corporation (TMC).

Non-operating expenses increased ¥3.2 billion, or 26.2%, to ¥15.5 billion.

Income Taxes

Net of current and deferred income taxes for the term totaled ¥20.3 billion, an increase of ¥6.3 billion, or 44.9%, over the previous term.

Minority Interests in Consolidated Subsidiaries

Minority interests in consolidated subsidiaries increased ¥0.4 billion, or 13.7%, to ¥2.9 billion, reflecting an increase in net









1970s – 1980s – 1990s – 2000s –

● ST Liquid Crystal Display Corp. jointly established with Sony Corporation to produce TFT-LCDs.

● Electronics Business commenced.

● TIBC Corporation jointly established with Ibiden Co., Ltd. to produce semiconductor package substrates.

● Production of electronic components for hybrid vehicles commenced.

f electric lift trucks commenced.

○ Overseas production of lift trucks commenced.

○ Logistics Solutions Business commenced.

○ Aichi Corporation becomes one of Toyota Industries' subsidiaries.

○ Industrial Equipment Sales and Service Division of Toyota Motor Corporation (TMC) was transferred to Toyota Industries.

○ Materials Handling System Sub-Division set up.

○ BT Industries AB becomes one of Toyota Industries' subsidiaries.

● Overseas production of foundry parts commenced.

● Overseas production of car air-conditioning compressors commenced.

● Overseas production of diesel engines through a joint venture with TMC commenced.

● Overseas production of textile machinery commenced.

● Production of air-jet looms commenced.

● Production of water-jet looms commenced.

Higashiura Plant commences operation.

Higashichita Plant commences operation.

Hekinan Plant commences operation.

'akahama Plant commences operation.

'lant commences operation.

Enhancing Business and Management Foundations

As we expanded our businesses, we successively constructed new specialized plants, including the Nagakusa Plant (vehicles), the Kariya Plant for car air-conditioning compressors, the Takahama Plant (lift trucks) and the Hekinan Plant (engines), thereby responding to expansion in the scale of production. In 1971, we established an efficient management control structure with the introduction of a divisional organization system. In 1982, we introduced total quality control, thus establishing a structure for development and quality assurance while transforming our corporate constitution. In 1986, Toyota Industries was awarded the Deming Application Prize.



Deming Application Prize (1986)

Deming Application Prize

This award is presented to organizations or divisions of organizations recognized as having achieved remarkable performance improvement through the application of total quality management in a designated year.

Global Expansion

In the late 1980s, along with the globalization of our business, we strengthened our overseas production structures in each business following the establishment of lift truck and car air-conditioning compressor manufacturing subsidiaries in the United States. In the Materials Handling Equipment Business, BT Industries AB of Sweden joined the Toyota Industries Group in 2000, and the Industrial Equipment Sales and Service Division of Toyota Motor Corporation was transferred to Toyota Industries in 2001. Through such measures, we are maximizing synergies under an integrated structure that spans development to production and sales.

Carrying out operations globally in each business field and extending our business spheres to encompass electronics, we continue to further expand our business. We are committed to making concerted efforts to further raise our corporate value.

At the end of September 2006, the Toyota Industries Group comprised 159 consolidated subsidiaries and 21 equity-method affiliates.

11

Chronicle of Our 80-Year History

In November 2006, Toyota Industries celebrated its 80th anniversary. During the intervening years, Toyota Industries expanded the scope of its business area from textile machinery to automobiles, materials handling equipment, electronics and logistics solutions. Here, we introduce our 80-year history of our business operations, overseas production and global expansion.




	1926	1930s –	1940s –	1950s –	1960s –
Electronics					
Materials Handling Equipment/Logistics				○ Production of internal combustion lift trucks commenced.	○ Productic
Automobile		● Automobile Division set up. ● Automobile Division separates and becomes Toyota Motor Co., Ltd. (presently Toyota Motor Corporation).		● Assembly of automobiles commenced. ● Production of engines commenced.	● Production of car air-conditioning compressors commenced.
Textile Machinery	● Production of spinning machinery commenced. ● Production of automatic looms commenced.				
	Kariya Plant commences operation.		Obu Plant commences operation.	Kyowa Plant commences operation.	Nagaku

Establishment

Toyota Industries was established in 1926 in the present-day Kariya, Aichi Prefecture, to manufacture and sell automatic looms invented by founder Sakichi Toyoda. These high-performance automatic looms earned widespread recognition worldwide, and a patent assignment contract for these looms was concluded with U.K.-based Platt Brothers & Co., Ltd. This accelerated the development of domestically produced automobiles, which had been promoted as a next-generation business. In 1934, we completed the development of the A-type engine for passenger cars and the following year completed the A1 prototype passenger car. In 1937, the Automobile Division was spun off as Toyota Motor Co., Ltd. (presently Toyota Motor Corporation).


Toyoda Automatic Loom Type G


A1 prototype passenger car

Business Diversification

Toyota Industries commenced production of engines and assembly of automobiles at the Kyowa Plant in 1953. Upon continuous R&D efforts, Toyota Industries successively entered new businesses, including the lift truck business in 1956 and the car air-conditioning compressor business in 1960. In this manner, we cultivated new fields and diversified and expanded our businesses, guided by the venture spirit inherited from Sakichi Toyoda.


S-type engine assembly line


LA-type engine lift truck


CC3-type car air-conditioning compressor

TOPICS



New GENEO—Setting New Standards for Safety and Environmental Friendliness

To respond to customers' needs and ensure satisfaction, the new GENEO (8-Series overseas) 1- to 3.5-ton internal combustion lift truck was developed in pursuit of higher levels of safety, environmental features and ease of use.

Note: In September 2006, Toyota Industries commenced sales of this product series in Japan. They will be introduced gradually to the U.S. and European markets. Please visit www.toyota8series.com *for more information.*

Higher Level of Safety

- SAS (System of Active Stability)
  SAS is an original system developed by Toyota Industries that realizes operator safety and greater operating efficiency.
- OPS (Operator Presence Sensing)
  OPS prevents operators from driving the lift truck when they're not seated in the proper operating position.
- Travel and Load Handling Control (option)
  Lift-height and load-sensing features in terms of vehicle speed and preventing sudden acceleration realize improved travel and load handling control.

Environmental and Operator Friendliness

- Cleaner Exhaust Emissions
  The new GENEO realizes reductions in the volume of CO emissions by 57% and NOx and HC emissions by 99% without compromising power.
- Low Fuel Consumption & Low-Vibration Design
  The new GENEO boasts top-level performance with reductions in fuel consumption by 15% and vibration by 90%.

High Operability

- Small-Diameter Steering Wheel
  The small-diameter steering wheel enables operators to easily maneuver using small movements and thus reduce operator stress.
- Wide Floor Space
  Wide floor space ensures operators can work long hours comfortably without fatigue.

Logis-Tech Tokyo 2006— "Toward a New Future for Logistics Solutions and Lift Trucks"

Toyota Industries exhibited its new GENEO (8-Series overseas) lift truck as well as a concept model incorporating its hybrid technologies at Logis-Tech Tokyo 2006, an international material handling, storage and distribution exhibition held in September 2006. Based on the theme "Logistics Solutions," Toyota Industries held a demonstration of actual on-site work operations featuring its cutting-edge IT technologies as well as automated storage and retrieval systems and other systems.

Backed by an extensive product lineup, along with a strong sales and service network, we remain committed to providing our full support in building optimal logistics environments for our customers.

Hybrid lift trucks

Utilizing the Toyota Group's hybrid technologies and components, Toyota Industries is developing highly efficient hybrid systems for lift trucks that offer superior reliability, durability and cost performance. We will continue pursuing the development of new technologies as we work toward commercialization.



Automotive Engineering Exposition 2006

In May 2006, Toyota Industries participated in Automotive Engineering Exposition 2006, an exhibition of automobile technologies held in Yokohama, Japan. At our exhibition booth, we introduced an array of products and technologies that contribute to a comfortable car environment, including environment-friendly and electronics technologies that play key roles in the further advancement of automobiles. Our featured products included car air-conditioning compressors that ranged from fixed-displacement and variable-displacement models to compressors for hybrid vehicles, power electronics products that are essential for hybrid vehicles and engine blocks noted for thinness and strength.





Variable-displacement compressor



DC-DC converter for the Prius



AD engine cylinder block

Automobile Segment

Net sales of the Automobile Segment totaled ¥431.0 billion, an increase of ¥93.3 billion, or 28%, over the first half of fiscal 2006.

Within this segment, net sales of the Vehicle Business totaled ¥222.3 billion, an increase of ¥67.6 billion, or 44%, over the first half of fiscal 2006. Sales of the RAV4, which underwent a full model change in November 2005, were strong in both the U.S. and European markets. Overseas, sales of the Vitz (Yaris overseas) also increased.



RAV4

Net sales of the Engine Business totaled ¥80.1 billion, an increase of ¥14.7 billion, or 23%, over the first half of fiscal 2006. This increase was due largely to increases in sales of KD diesel engines for Toyota Motor Corporation's (TMC) Innovative International Multi-Purpose Vehicle (IMV) Project, as well as AD diesel engines fitted in the RAV4 for Europe.

Net sales of the Car Air-Conditioning Compressor Business totaled ¥113.1 billion, an increase of ¥8.1 billion, or 8%, over the first half of fiscal 2006. Although sales in Japan and North America were approximately the same level as for the first half of fiscal 2006, sales in the European and Chinese markets increased. In April 2006, TD Automotive Compressor Kunshan, Co., Ltd., which was established as a joint venture to meet expanding demand in China, started production of fuel-efficient variable-displacement car air-conditioning compressors.

Materials Handling Equipment Segment

Net sales of the Materials Handling Equipment Segment totaled ¥388.3 billion, an increase of ¥106.7 billion, or 38%, over the first half of fiscal 2006. This increase was a result of robust sales overall on the back of a strong global economy. During the period, Toyota Industries strove to enhance its global sales network and implemented vigorous sales promotion activities. The effect of a change in the fiscal year-end of the BT Industries Group comprising Toyota Industries subsidiaries, along with strong sales of Aichi Corporation, also contributed to the increase. In September 2006, Toyota Industries commenced sales of the new GENEO (8-Series overseas), its mainstay model 1- to 3.5-ton internal combustion lift trucks, which underwent a full model change. In an effort to provide even greater product value, Toyota Industries developed the new lift truck featuring higher levels of performance in the areas of safety, environmental attributes and ease of operation.

Logistics Segment

Net sales of the Logistics Segment totaled ¥39.9 billion, an increase of ¥9.2 billion, or 30%, over the first half of fiscal 2006. Toyota Industries focused on expanding the Logistics Solutions Business to reduce customers' logistics costs.

Textile Machinery Segment

Net sales of the Textile Machinery Segment totaled ¥27.5 billion, an increase of ¥3.4 billion, or 14%, from the first half of fiscal 2006. This increase was attributable mainly to strong sales of air-jet looms, our flagship product. Sales of spinning machinery were approximately the same level as for the first half of fiscal 2006.

Forecast for the Fiscal Year Ending March 31, 2007

Toyota Industries expects the global economy to continue expanding. Uncertainties persist, however, regarding fluctuations in oil prices and the direction of the U.S. economy. In this operating environment, we will solidify the fundamentals for further growth and take our utmost efforts to achieve our targets for fiscal 2011.

For fiscal 2007, Toyota Industries forecasts consolidated net sales of ¥1,800.0 billion, operating income of ¥76.0 billion, ordinary income of ¥95.0 billion and net income of ¥53.0 billion. Our projections are based on an exchange rate of ¥115.0=US$1.

In closing, we ask our shareholders for your continued understanding and support.

December 2006

Tadashi Ishikawa

Tadashi Ishikawa
Chairman

Tetsuro Toyoda
President

of their careers. As an example of how we go back to the fundamentals, we provide engineers with drafting training, which represents the starting point of design.

Based on TPS and Total Quality Control, we will make honest, steady and relentless efforts to improve quality, reduce costs and eliminate waste. Additionally, top management will make even greater efforts in leading on-site quality and cost inspections of actual products.

5. Human Resource Development and Enhancement of Team Strengths

In addition, these four fundamentals are supported by a fifth pillar, namely people, or in other words, human resources development and enhancement of team strengths. Toyota Industries believes the essence of *monozukuri* is human resources development. This means that excellent products are not possible without excellent people.

Human resources development requires that we take measures in a variety of areas, such as improving specialized techniques and management skills. In addition to drafting training, we are also implementing a program that provides on-site workers with thorough training of basic operations at the Technical Training Center.



Technical Training Center

On the other hand, close communication is crucial for strengthening our organizational strengths and bringing out these strengths to the fullest. We are also devoting efforts to fostering a culture in which employees can easily get together to candidly discuss matters.

At the same time, cultivating personnel to lead the next generation and augmenting team strengths under a strong leadership are vital themes that will determine the competitiveness of the Toyota Industries Group 10 and 20 years down the road.

Aiming to Attain the Medium-Term Management Plan

In the latter half of 2005, Toyota Industries formulated the new Medium-Term Management Plan and set our targets of consolidated net sales exceeding ¥2,000 billion and ordinary income of ¥140 billion by fiscal 2011, the fiscal year ending March 31, 2011.

To attain our targets, we strive to execute strategic management strongly premised on these five fundamentals for further growth. In other words, with these fundamentals, we are confident Toyota Industries can realize medium-term growth and its targets. Furthermore, we will perpetuate a strong and successive management team by fortifying our foundations and passing on our spirit to the next generation, in addition to resolutely adhering to *monozukuri* and sound business operations.

Record-High Business Results

Fiscal 2007 is the first year of the new Medium-Term Management Plan. We are pleased to report that Toyota Industries achieved excellent results for the first half of fiscal 2007 (the six months ended September 30, 2006), as highlighted by all-time-high interim consolidated net sales and profits as well as increases in net sales, operating income and ordinary income for the seventh consecutive year. These financial results have put us firmly on track toward attaining our medium-term targets.

During the first half of fiscal 2007, the Japanese economy continued on a steady path to recovery as private-sector capital investment increased on the back of solid corporate earnings. Consumer spending gradually improved as well. Overseas, the overall economic outlook remained positive, with the U.S. and European economies expanding and the Chinese economy sustaining a high level of growth.

In this operating environment, Toyota Industries posted total consolidated net sales of ¥913.1 billion, an increase of 31%, compared with the first half of fiscal 2006 (the six months ended September 30, 2005). Consolidated operating income increased 25% to ¥40.1 billion. Consolidated ordinary income increased 29% to ¥53.5 billion, and consolidated net income increased 21% to ¥30.3 billion. Despite the effects of a rise in raw materials costs and increases in depreciation and personnel expenses, this increase was achieved due largely to an increase in net sales, cost-reduction activities and an increase in non-operating income. A summary of operating results by business segment follows.

Note: Segment net sales figures do not include intersegment transactions.

Measures toward Fundamentals for Further Growth

Looking to the future, we will maintain our utmost efforts to attain further growth. To realize this objective, we must firmly focus on the fundamentals for further growth and raise corporate value. Specifically, the following five fundamentals are frequently emphasized inside the Company.

1. Fair and Sincere Corporate Culture

Regarding the first fundamental, a fair and sincere corporate culture, it goes without saying that thorough enforcement of compliance is essential. Toyota Industries regards compliance as more than mere legal compliance. We believe that this also encompasses sincere respect for cultures and local customs in accordance with changes in the times. Using every means and opportunity, the importance of compliance and strengthening of corporate governance structures is emphasized repeatedly to all employees. Additionally, we have created and issued code of conduct guidelines and have implemented these throughout the Group.

Under such guidelines, we have set up the Corporate Code of Conduct Committee and are employing PDCA (Plan-Do-Check-Action) processes. With this committee serving as a main pillar, we are concentrating on further improving our compliance mechanisms. Through responsible subcommittees, we undertake compliance audits and inspections for business operations, including domestic and overseas subsidiaries. This enables us to further raise the level of our compliance.

We will continue to firmly maintain our fair and sincere corporate culture.

2. Environmental Management

Today, undertaking environmental initiatives has become a top priority for corporate management. At Toyota Industries, we have been building environmental management systems since 1996.

Our Global Environmental Commitment, which is targeted at all consolidated subsidiaries worldwide, is currently shared by every employee, as we work to attain the goals of our publicly announced Environmental Action Plan.

As a prime example of such efforts, we attained all numerical targets in the seven categories of our five-year Third Environmental Action Plan in fiscal 2006. This included reducing CO_2 emissions by 5% compared with fiscal 1991 levels and total emission volumes of targeted PRTR (pollutant release and transfer register) substances by 50% compared with fiscal 1999 levels.

In accordance with the newly announced Fourth Environmental Action Plan, we will continue to introduce ecological products into the market and reduce the environmental load at every stage of operations from development to production, sales and service.

3. Safety First

Safety is also a very important keyword for us. Regarding safety first, the Toyota Group adheres to the watchwords "safe operations is the first step of all operations." Thoroughly reinforcing this fundamental is contingent on implementing on-site safety inspections of actual products by everyone, including senior and top management, throughout the Toyota Industries Group.


On-site inspections by top management

4. Unwavering Pursuit of Quality and Cost Reduction

Quality and costs represent the lifeline for *monozukuri* (literally meaning "creating things" but it implies a philosophy that recognizes the value of the innovative creation of quality products). All employees must strive to keep quality and cost foremost in their minds every day. In particular, we are making our utmost efforts to strengthen initiatives for quality.

There tends to be numerous instances of major quality problems occurring at the design stage. While the growing use of 3D CAD has enhanced convenience, a drawback is that this will also result in a tendency to forget the fundamentals if we force young employees to design using 3D CAD from the beginning


Drafting training

Letter to Shareholders



Tadashi Ishikawa
Chairman

Tetsuro Toyoda
President

Celebrating Our 80th Anniversary

On November 18, 2006, Toyota Industries marked a momentous milestone when the Company celebrated the 80th anniversary of its founding. Our achievements have been made thanks to the loyal patronage of customers, devotion of employees, understanding of local communities and the support of our shareholders, all of whom we wish to express our deepest appreciation.

Looking back over the past 80 years, there have been numerous turning points. However, throughout the past eight decades, Toyota Industries has successfully attained business diversification and achieved steady growth by continuously inheriting the "Venture Spirit" and the spirit of the Toyota Production System (TPS) across all generations of employees.

In realizing our 2010 Vision, "Undisputed No.1 — United We Grow," which we announced in 2005, as well as achieving the targets of the Medium-Term Management Plan, our legacy of superior competitiveness on which our operations are built is unwavering. Further, all employees are committed to maintaining an awareness of "fundamentals for further growth" as well as executing each business strategically.

Consolidated Financial Highlights

Toyota Industries Corporation
Six months ended September 30, 2006 and 2005 (unaudited)

	Millions of yen			Thousands of U.S. dollars
	September 30			September 30
	2006	2005	% change	**2006**
For the Six-Month Period				
Net sales	**¥ 913,085**	¥ 699,028	30.6 %	**$ 7,744,572**
Operating income	**40,051**	32,051	25.0	**339,703**
Ordinary income	**53,482**	41,577	28.6	**453,622**
Net income	**30,268**	25,008	21.0	**256,726**
Depreciation and amortization	**51,412**	39,169	31.3	**436,064**
Capital expenditures	**87,436**	81,367	7.5	**741,612**
Research and development expenses	**17,131**	15,163	13.0	**145,301**
Per share of common stock (in yen or U.S. dollars):				
Net income — basic	**96.30**	78.41	22.8	**0.82**
Net income — diluted	**96.21**	78.38	22.7	**0.82**
Cash dividends	**22.00**	18.00	22.2	**0.19**
At the End of Six-Month Period				
Total assets	**¥3,242,358**	¥2,682,651	20.9 %	**$27,500,916**
Total net assets	**1,624,752**	1,326,135	22.5	**13,780,763**
Number of employees	**35,126**	32,100	9.4	

Note: U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥117.9 = US$1, the exchange rate on September 30, 2006.

Net Sales
(¥ Billion)


2,000
1,500
1,000
500
0
FY 05 06 07
First Half
Full Year

Operating Income
(¥ Billion)


80
60
40
20
0
FY 05 06 07

Net Income
(¥ Billion)


50
40
30
20
10
0
FY 05 06 07

Cash Dividends per Share
(¥)


50
40
30
20
10
0
FY 05 06 07

Cautionary Statement with Respect to Forward-Looking Statements

This semiannual report contains projections and other forward-looking statements that involve risks and uncertainties. The use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. Toyota Industries and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements discussed in this report. These risks and uncertainties include, but are not limited to, the following: (1) reliance on a small number of customers, (2) product development capabilities, (3) intellectual property rights, (4) product defects, (5) price competition, (6) reliance on suppliers of raw materials and components, (7) environmental regulations, (8) success or failure of strategic alliances with other companies, (9) exchange rate fluctuations, (10) share price fluctuations, (11) effects of disasters, power blackouts and other incidents, (12) latent risks associated with international activities and (13) retirement benefit liabilities.

Definition of Terms

"Fiscal 2007" refers to the fiscal year ending March 31, 2007, and other fiscal years are referred to in a corresponding manner. All references to the "Company" herein are to Toyota Industries Corporation, and references to "Toyota Industries" or "Toyota Industries Group" herein are to the Company and its 159 consolidated subsidiaries.

Contents

TOYOTA

File No. 82-5112

Exhibit 1



Semiannual Report 2007

For the Six Months Ended Sep. 30, 2006

1926–2006 80th Anniversary

TOYOTA INDUSTRIES CORPORATION

FINANCIAL SUMMARY

FY2007 Semiannual

(April 1, 2006 through September 30, 2006)

TOYOTA INDUSTRIES CORPORATION

English translation from the original Japanese-language document

Cautionary Statement with Respect to Forward-Looking Statements

This report contains projections and other forward-looking statements that involve risks and uncertainties. The use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. Toyota Industries and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements discussed in this report. These risks and uncertainties include, but are not limited to, the following : 1) reliance on a small number of customers, 2) product development capabilities, 3) intellectual property rights, 4) product defects, 5) price competition, 6) reliance on suppliers of raw materials and components, 7) environmental regulations, 8) success or failure of strategic alliances with other companies, 9) exchange rate fluctuations, 10) share price fluctuations, 11) effects of disasters, power blackouts and other incidents, 12) latent risks associated with international activities and 13) retirement benefit liabilities.

FY2007 Semiannual Consolidated Financial Results

TOYOTA INDUSTRIES CORPORATION

Stock exchange listings: Tokyo, Nagoya and Osaka (Code number: 6201) (URL http://www.toyota-industries.com/)
Representative person: Tetsuro Toyoda, President Location of the head office: Aichi prefecture, Japan
Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0)566-22-2511)
Date of the meeting of the Board of Directors for FY2007 semiannual consolidated financial results: October 31, 2006
Name of parent company: Toyota Motor Corporation (Code number:7203) Parent company's shareholding: 24.8%
US GAAP: Not used

1. Financial Highlights for FY2007 Semiannual (April 1, 2006 – September 30, 2006)

(1) Consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	(% change from previous year)	Operating income	(% change from previous year)	Ordinary income	(% change from previous year)
	Million yen	%	Million yen	%	Million yen	%
FY2007 Semiannual	**913,085**	**(30.6)**	**40,051**	**(25.0)**	**53,482**	**(28.6)**
FY2006 Semiannual	699,028	(15.1)	32,051	(6.5)	41,577	(6.9)
FY2006 Annual	1,505,955		64,040		80,635	

	Net income	(% change from previous year)	Net income per share—basic	Net income per share—diluted
	Million yen	%	Yen	Yen
FY2007 Semiannual	**30,268**	**(21.0)**	**96.30**	**96.21**
FY2006 Semiannual	25,008	(4.4)	78.41	78.38
FY2006 Annual	47,077		146.16	146.02

Notes: 1. Equity in net earnings (loss) of affiliates: FY2007 semiannual—461 million yen, FY2006 semiannual—1,267 million yen
FY2006 annual—3,593 million yen

Notes: 2. Average number of shares outstanding for each period: FY2007 semiannual—314,316,718 shares, FY2006 semiannual—318,937,523 shares,
FY2006 annual—319,125,005 shares

3. Changes in accounting policies: No change.

(2)Consolidated financial position

	Total assets	Total net assets	Equity ratio	Equity per share
	Million yen	Million yen	%	Yen
FY2007 Semiannual	**3,242,357**	**1,624,752**	**48.4**	**5,032.84**
FY2006 Semiannual	2,682,651	1,326,134	49.4	4,153.23
FY2006 Annual	3,245,341	1,611,227	49.6	5,044.45

Note: Number of shares outstanding at the end of each period: FY2007 semiannual—312,025,636 shares, FY2006 semiannual—319,302,325 shares,
FY2006 annual—319,320,446 shares

(3)Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of period
	Million yen	Million yen	Million yen	Million yen
FY2007 Semiannual	**84,897**	**(97,411)**	**(18,435)**	**82,689**
FY2006 Semiannual	58,759	(114,771)	30,187	73,793
FY2006 Annual	131,784	(205,013)	85,172	112,596

(4) Scope of consolidation and equity method

Consolidated subsidiaries: 159 companies
Unconsolidated subsidiaries accounted for under the equity method: 0 company
Affiliates accounted for under the equity method: 21 companies

(5) Changes in scope of consolidation and equity method

Consolidated subsidiaries: (increase) 7 companies (decrease) 1 company
Affiliate accounted for under the equity method: (increase) 1 company (decrease) 2 companies

2. Forecast of Consolidated Financial Results for FY2007 (April 1, 2006 - March 31, 2007)

	Net sales	Operating income	Ordinary income	Net income
	Million yen	Million yen	Million yen	Million yen
FY2007 Annual	1,800,000	76,000	95,000	53,000

Reference: (Forecast) Net income per share—basic (annual): 169.86 yen

* All projections are based on the information available to management at the time of producing this report and are not guarantees of future performance. Certain risks and uncertainties could cause the actual results of Toyota Industries to differ materially from any projections discussed in this report.

Overview of Associated Companies

Toyota Industries Corporation and its associated companies (Toyota Motor Corporation which has Toyota Industries Corporation as an affiliate, Toyota Industries Corporation's 159 subsidiaries and 33 affiliates) are engaged mainly in manufacture and sales of automobiles and related products, materials handling equipment, textile machinery and also in logistics solutions business. The associated companies' positions in the businesses and relation to the business segments are shown below.



Customers (Toyota Motor Corporation, etc.)
(Domestic manufacturing companies)
Izumi Machine Mfg. Co., Ltd.
Tokyu Co., Ltd.
Tokaiseiki Co.,Ltd.
Others
(Overseas manufacturing companies)
Michigan Automotive Compressor, Inc.
TD Automotive Compressor Georgia, LLC.
TD Deutsche Klimakompressor GmbH
Toyota Motor Industries Poland Sp.zo.o.*
Others
(Domestic sales companies)
Aichi Corporation Group
TOYOTA L&F Tokyo Co., Ltd.
Others
(Overseas sales companies)
BT Industries Group
Toyota Material Handling USA, Inc.
Toyota Industrial Equipment Europe Group
Others
(Domestic other companies)
Asahi Security Co., Ltd.
Taikoh transportation Group
Wanbishi Archives Co., Ltd.*
Fuji Logistics Co., Ltd.*
Others
(Overseas sales companies)
Toyota Textile Machinery Europe Group
Others
(Domestic manufacturing companies)
TIBC Corporation
ST Liquid Crystal Display Corp.*
ST Mobile Display Corp.*
Others
(Domestic manufacturing companies)
Aichi Corporation Group
Others
(Overseas manufacturing companies)
BT Industries Group
Toyota Industrial Equipment Mfg., Inc.
Toyota Industrial Equipment, S.A.
Others
(Overseas manufacturing company)
Kirloskar Toyoda Textile Machinery Private Ltd.
Automobile
Materials handling equipment
Logistics
Textile machinery
Others
Toyota Industries Corporation

(Other companies)
Toyota Industries Sweden AB, Toyota Industries Finance International AB, Toyota Industries North America, Inc. Others

*Affiliates accounted for under the equity method

Management Policy

1. Basic Management Policy

The basic management policies of Toyota Industries Corporation and its Group companies ("Toyota Industries") are upheld as its basic corporate philosophy. We believe putting the following stated beliefs into viable actions by all employees will lead to greater corporate value.

(1) Toyota Industries is determined to comply with the letter and the spirit of the law, in Japan and overseas, and to be fair and transparent in all its dealings.

(2) Toyota Industries is respectful of the people, culture and traditions of each country and region in which it operates. It also works to promote economic growth and prosperity in those countries and regions.

(3) Toyota Industries believes that economic growth and conservation of the natural environment are compatible. It strives to offer products and services that are clean, safe and of high quality.

(4) Toyota Industries conducts intensive product research and forward-looking development activities to create new value for its customers.

(5) Toyota Industries nurtures the inventiveness and other abilities of its employees. It seeks to create a climate of cooperation, so that both employees and the Company can realize their full potential.

2. Basic Policy on the Distribution of Profits

Toyota Industries regards the benefits of shareholders as one of its most important management policies. Based on this stance, we will strive to strengthen Toyota Industries' corporate constitution, promote proactive business development and raise its corporate value.

Toyota Industries' dividend policy is to meet the expectations of shareholders while giving full consideration to business performance, capital demand, dividend payout ratio on a consolidated basis and other factors.

Toyota Industries will use retained earnings to improve the competitiveness of its products, augment production capacity in Japan and overseas, as well as expand into new fields of business and strengthen its corporate constitution in securing future profits for its shareholders. It will also use retained earnings to repurchase treasury stock.

3. Medium- to Long-Term Management Strategies

Rooted in its basic philosophy, Toyota Industries "strives to offer products and services that are clean, safe and of high quality." We are fully committed to continuing to improve corporate value.

Product quality continues to be a constant priority for the medium to long term. We also remain committed to giving considerations to the environment and safety as well as increasing our competitive strengths. Promoting technological advancements and strengthening our value chain will enable us to develop and offer leading-edge products that anticipate customer needs. Along with augmenting global consolidated management and building a business structure that can take advantage of the collective strength of Toyota Industries, we will work to enhance team strength and spirit, and nurture personnel of international caliber who will lead the Toyota Industries Group to the next level of growth.

Specifically, the Vehicle and Engine businesses will expand their respective scopes of business by contributing to the global strategy of Toyota Motor Corporation. The Materials Handling Equipment and Car Air-Conditioning Compressor businesses will strive to solidify the leading global position while aiming for higher market share and better performance through global business expansion. The Textile Machinery Business will firmly maintain the world's top share in air-jet looms to realize stable business management. The Electronics Business, which includes power electronics components for hybrid vehicles, and the Logistics Solutions Business will work toward stabilizing operations to ensure steady growth and develop into future core businesses of Toyota Industries.

Through successful implementation of these measures, Toyota Industries aims for the undisputed No. 1 position and increased corporate value. Through sincere considerations for the environment and local communities, we also seek socially harmonious growth.

The new Medium-Term Management Vision, which started from fiscal 2007 (ending March 31, 2007), targets consolidated net sales of more than 2 trillion yen and ordinary income of 140.0 billion yen in fiscal 2011 (ending March 31, 2011).

4. Matters related to the parent company

(1) Trade name and other items related to the parent company

(As of September 30, 2006)

Parent company	Attributes	Percentage of voting rights held by parent company (%)	Stock exchanges on which shares issued by the parent company are listed
Toyota Motor Corporation	The relevant other company when a listed company is an affiliated company of this other company	24.81 (0.24)	Tokyo Stock Exchange, First Section Nagoya Stock Exchange, First Section Osaka Securities Exchange, First Section Fukuoka Stock Exchange Sapporo Stock Exchange New York Stock Exchange (U.S.) London Stock Exchange (U.K.)

Notes: The figure shown inside the parenthesis indicates the percentage of indirectly held voting rights among all voting rights held by the parent company.

(2) Matters related to transactions with the parent company

FY2007 (April 1, 2006 - September 30, 2006)

Details of affiliation		Transaction details	Transaction amount (¥ millions)	Category	Year-end balance (¥ millions)
Concurrent post of directors	Business affiliation				
Concurrent posts: 3 Employment transfers: 7	Sale of products of the Automobile Segment	Sale of automobiles and engines*1	315,184	Accounts receivable	36,556
		Purchase of components for automobiles and engines*2	228,572	Accounts Payable	44,609

Notes: 1. Transaction conditions and determining policies of transaction conditions

*1 Regarding sales of automobiles and engines, the Company presents its desired prices based on total costs, and settles on prices in a similar manner as for ordinary transaction conditions upon undertaking price negotiations for each fiscal term.

*2 Regarding purchases of components for automobiles and engines, based on the prices presented, the Company settles on prices in a similar manner as for ordinary transaction conditions upon undertaking price negotiations for each fiscal term.

2. There are no matters in the above-mentioned "details of affiliation" and "transaction details" that would restrict the Company's independence. There are no monetary loan debit and credit relationships or guarantee or warranty relationships.

Business Results and Financial Position

1. Business Results

During the first half of fiscal 2007 (the six months ended September 30, 2006), the Japanese economy continued on a steady path to recovery as private-sector capital investment increased on the back of solid corporate earnings. Consumer spending slowly improved as well. Overseas, the overall economic outlook remained positive, with the U.S. and European economies expanding and the Chinese economy sustaining a high level of growth.

In this operating environment, Toyota Industries posted total consolidated net sales of 913.0 billion yen, an increase of 214.0 billion yen, or 31%, compared with the first half of fiscal 2006 (the six months ended September 30, 2005). The following is a review of operations for the major business segments.

Net sales of the Automobile Segment totaled 431.0 billion yen, an increase of 93.3 billion yen, or 28%, over the first half of fiscal 2006.

Within this segment, net sales of the Vehicle Business totaled 222.3 billion yen, an increase of 67.6 billion yen, or 44%, over the first half of fiscal 2006. Sales of the RAV4, which underwent a model change in November 2005, were strong in both the U.S. and European markets. Overseas, sales of the Vitz (Yaris overseas) also increased.

Net sales of the Engine Business totaled 80.1 billion yen, an increase of 14.7 billion yen, or 23%, over the first half of fiscal 2006. This increase was due largely to increases in sales of KD diesel engines for Toyota Motor Corporation's (TMC) Innovative International Multi-Purpose Vehicle (IMV) Project, as well as AD diesel engines fitted in the RAV4 for Europe.

Net sales of the Car Air-Conditioning Compressor Business totaled 113.1 billion yen, an increase of 8.1 billion yen, or 8%, over the first half of fiscal 2006. Although sales in Japan and North America were approximately the same level as for the first half of fiscal 2006, sales in the European and Chinese market increased. In April 2006, TD Automotive Compressor Kunshan, Co., Ltd., which was established as a joint venture to meet expanding demand in China, started production of fuel-efficient variable-displacement car air-conditioning compressors.

Net sales of the Materials Handling Equipment Segment totaled 388.2 billion yen, an increase of 106.7 billion yen, or 38%, over the first half of fiscal 2006. This increase was a result of robust sales overall on the back of strong global economy. During the period, Toyota Industries strove to enhance its global sales network and implemented vigorous sales promotion activities. The effect of a change in the fiscal year-end of the BT Industries Group comprising Toyota Industries subsidiaries, along with strong sales of Aichi Corporation, also contributed to the increase. In September 2006, Toyota Industries commenced sales of its flagship model 1- to 3.5-ton internal combustion lift trucks (sold as GENEO in Japan and 8-Series overseas), which underwent a full model change. In an effort to provide even greater product value, Toyota Industries developed the new lift truck featuring higher levels of performance in the areas of safety, environmental features and ease of operation.

Net sales of the Logistics Segment totaled 39.8 billion yen, an increase of 9.2 billion yen, or 30%, over the first half of fiscal 2006. Toyota Industries focused on expanding the Logistics Solutions Business to reduce customers' logistics costs.

Net sales of the Textile Machinery Segment totaled 27.4 billion yen, an increase of 3.4 billion yen, or 14%, from the first half of fiscal 2006. This increase was attributable mainly to strong sales of air-jet looms, our flagship product. Sales of spinning machinery were approximately the same level as for the first half of fiscal 2006.

During the first half of fiscal 2007, ordinary income amounted to 53.4 billion yen, an increase of 11.9 billion yen, or 29%, over the first half of fiscal 2006. Despite the effects of a rise in raw materials costs and increases in depreciation and personnel expenses, this increase was largely achieved due to an increase in net sales, cost-reduction activities and an increase in non-operating income.

Cash flows from operating activities increased by 84.8 billion yen during the first half of fiscal 2007, due mainly to income before income taxes in an amount of 53.4 billion yen. Net cash provided by operating activities increased by 26.1 billion yen from 58.7 billion yen in the first half of fiscal 2006. Cash flows from investing activities resulted in a decrease in cash of 97.4 billion yen during the first half of fiscal 2007, attributable primarily to payments for purchases of property, plant and equipment totaling 87.7 billion yen. Net cash used in investing activities decreased by 17.3 billion yen from 114.7 billion yen in the first half of fiscal 2006. Cash flows from financing activities resulted in a decrease in cash of 18.4 billion yen during the first half of fiscal 2007, due mainly to payments for repurchase of treasury stock in an amount of 35.4 billion yen. Net cash used in financing activities totaled 48.5 billion yen compared with net cash provided by financing activities of 30.1 billion yen in the first half of fiscal 2006.

After translation adjustments, cash and cash equivalents as of September 30, 2006 stood at 82.6 billion yen, an increase of 8.9 billion yen, or 12%, over the first half of fiscal 2006.

2. Distribution of Profits

Toyota Industries Corporation will distribute an interim cash dividend of 22 yen per common share, an increase of 4 yen per common share over the first half of fiscal 2006.

3. Forecast for the Fiscal Year Ending March 31, 2007

Toyota Industries expects the global economy to continue expanding. Uncertainties persist, however, regarding fluctuations in oil prices and the direction of the U.S. economy.

For fiscal 2007, ending March 31, 2007, Toyota Industries forecasts consolidated net sales of 1,800.0 billion yen, operating income of 76.0 billion yen, ordinary income of 95.0 billion yen and net income of 53.0 billion yen. We are determined to heighten the comprehensive capabilities of the Toyota Industries Group through the development of appealing new products matched to customer needs with an unwavering emphasis on quality, as well as the enhancement of sales, service and cost-reduction activities.

Our projections are based on an exchange rate of ¥115.0 = US$1.

4. Risk Information

The following represent risks that could have a material impact on Toyota Industries' financial condition, business results and share prices. The forward-looking statements herein are based on information known to management as of September 30, 2006.

<u>Principal Customers</u>

Toyota Industries' automobile and engine products are sold primarily to TMC. During the first half of fiscal 2007, net sales to TMC accounted for 34.5% of consolidated net sales. Therefore, TMC's vehicle sales could have an impact on Toyota Industries' business results. As of September 30, 2006, TMC held 24.8% of total shares issued.

<u>Product Development Capabilities</u>

Based on the concept of "developing appealing new products," Toyota Industries proactively develops new products by utilizing its leading-edge technologies, as it strives to anticipate increasingly sophisticated and diversifying needs of the market and ensure the satisfaction of its customers. R&D activities are focused mainly on developing and upgrading products in current business fields and peripheral sectors. Toyota Industries expects that revenues derived from these fields will continue to account for a significant portion of total revenues and anticipates that future growth will be contingent on the development and sales of new products in these fields. Toyota Industries believes that it can continue to develop appealing new products. However, Toyota Industries may not be able to forecast market needs and develop and introduce appealing new products in a timely manner. This could result in lower future growth and have an adverse impact on

Toyota Industries' financial condition and business results. Such a situation could result from risks that include no assurance Toyota Industries can allocate sufficient future funds necessary for the development of appealing new products; no assurance that product sales will be successful, as forecasts of products supported by the market may not always be accurate; and no assurance that newly developed products and technologies will always be protected as intellectual property.

Intellectual Property Rights

In undertaking its business activities, Toyota Industries has acquired numerous intellectual property rights, including those acquired overseas, such as patents related to its products, product designs and manufacturing methods. However, not all patents submitted will necessarily be registered as rights, and these patents could thus be rejected by patent authorities or invalidated by third parties. Also, a third party could circumvent a patent of Toyota Industries and introduce a competing product into the market. Moreover, Toyota Industries' products utilize a wide range of technologies. Therefore, Toyota Industries could become a party subject to litigation involving the intellectual property rights of a third party.

Product Defects

Guided by the basic philosophy of "offering products and services that are clean, safe and of high quality," Toyota Industries makes its utmost efforts to enhance quality. However, Toyota Industries cannot guarantee all its products will be defect-free and that product recalls will not be made in the future. Toyota Industries is insured for product liability indemnity. However, Toyota Industries cannot guarantee that this insurance will sufficiently cover final indemnity amounts incurred. Product defects that could lead to large-scale recalls and product liability indemnities could result in large cost burdens and have a significant negative impact on the evaluation of Toyota Industries. It could also have an adverse effect on Toyota Industries' financial condition and business results due to a decrease in sales, deterioration of profitability and decrease in share prices of Toyota Industries.

Price Competition

Toyota Industries faces extremely harsh competition in each of the industries in which it conducts business, including its Automobile and Materials Handling Equipment businesses, which are the core of Toyota Industries' earnings foundation. Toyota Industries believes it offers high-value-added products that are unrivalled in terms of technology, quality and cost. Amid an environment characterized by intensifying price competition, however, Toyota Industries may be unable to maintain or increase market share against low-cost competitors or to maintain profitability. This could have an adverse impact on Toyota Industries' financial condition and business results.

Reliance on Suppliers of Raw Materials and Components

Toyota Industries' products rely on various raw materials and components from suppliers outside the Toyota Industries Group. Toyota Industries has concluded basic business contracts with these external suppliers and assumes it can carry out stable transactions for raw materials and components. However, Toyota Industries has no assurances against future shortages of raw materials and components, which arise from a global shortage due to tight supply or an unforeseen accident involving a supplier. Such shortages could have a negative effect on Toyota Industries' product production and cause an increase in costs, which could have an adverse impact on Toyota Industries' financial condition and business results.

Environmental Regulations

In view of its social responsibilities as a company, Toyota Industries strives to reduce any burden on the environment resulting from its production processes, as well as strictly adheres to applicable environmental laws and regulations. However, various environment-related regulations could also be revised and strengthened in the future. Accordingly, any expenses necessary for continuous strict adherence to these environmental regulations could result in increased business costs and have an adverse impact on Toyota Industries' financial condition and business results.

Alliances with Other Companies

Aiming to expand its businesses, Toyota Industries engages in joint activities with other companies through alliances and joint ventures. However, a wildly fluctuating market trend or a disagreement between Toyota Industries and its partners, owing to business, financial or other reasons, could prevent Toyota Industries from deriving the intended benefits of its alliances.

Exchange Rate Fluctuations

Toyota Industries' businesses encompass the production and sales of products and the provision of services worldwide. Generally, the strengthening of the yen against other currencies (especially against the U.S. dollar and the euro, which account for a significant portion of Toyota Industries' sales) has an adverse impact on Toyota Industries' business, while a weakening of the yen has a favorable impact. Consequently, in businesses that Toyota Industries manufactures products in Japan for export, the strengthening of the yen against other currencies reduces the relative price competitiveness of Toyota Industries' products on a global basis. Such currency trends could have an adverse impact on Toyota Industries' financial condition and business results.

Share Price Fluctuations

Toyota Industries held marketable securities, and therefore bears the risk of price fluctuation of these shares. Based on fair market value of these shares at the end of this period, Toyota Industries had unrealized gains. However, unrealized gains on marketable securities could worsen depending on future share price movements. Additionally, a fall in share prices could reduce the value of pension assets, leading to an increase in the pension shortfall.

Effects of Disasters, Power Blackouts and Other Incidents

Toyota Industries carries out regular checks and inspections of its production facilities to minimize the effect of production breakdown. However, there is no assurance Toyota Industries can completely prevent or lessen the impact of man-made or natural disasters, including malfunctions of production facilities, fires at production facilities and power blackouts. For example, the majority of Toyota Industries' domestic production facilities and most of its business partners are situated in the Chubu region. Therefore, a major earthquake such as the Tokai Earthquake, or an incident that affects other operations, could delay or stop the production or shipment activities. Such prolonged delays and stoppages could have an adverse impact on Toyota Industries' financial condition and business results.

Latent Risks Associated with International Activities

Toyota Industries manufactures and sells products and provides services in various countries. Such unforeseen factors as social chaos, including political disruptions, terrorism and wars, as well as changes in economic conditions, could have an adverse impact on Toyota Industries' financial condition and business results.

Retirement Benefit Liabilities

Toyota Industries' employee retirement benefit expenses and liabilities are calculated based on expected rates of return on pension assets as well as assumptions upon making actuarial calculations that incorporate discount rates and other factors. Therefore, differences between actual results and assumptions as well as changes in the assumptions could have a significant impact on recognized expenses and calculated liabilities in future accounting periods.

Consolidated Balance Sheets

	FY2007 (As of September 30, 2006)	FY2006 (As of March 31, 2006)	Increase (Decrease)	FY2006 (As of September 30, 2005)
(Assets)				
Current assets	**508,170**	**509,266**	**(1,096)**	**438,719**
Cash and deposits	86,787	94,474	(7,687)	89,766
Trade notes and accounts receivable	208,136	200,690	7,446	181,764
Marketable securities	25,021	45,002	(19,981)	10,057
Inventories	117,597	104,534	13,063	96,360
Deferred tax assets	18,667	18,096	571	15,942
Other current assets	54,502	49,133	5,369	47,077
Less - allowance for doubtful accounts	(2,542)	(2,665)	123	(2,248)
Fixed assets	**2,734,187**	**2,736,074**	**(1,887)**	**2,243,931**
Property, plant and equipment	**581,758**	**526,154**	**55,604**	**496,835**
Buildings and structures	168,709	155,168	13,541	144,990
Machinery, equipment and vehicles	257,969	240,467	17,502	214,067
Tools, furniture and fixtures	23,191	22,310	881	20,052
Land	96,005	87,213	8,792	83,003
Construction in progress	35,882	20,994	14,888	34,721
Intangible assets	**113,151**	**109,968**	**3,183**	**108,141**
Goodwill	101,024	97,485	3,539	95,318
Software	12,126	12,483	(357)	12,823
Investments and other assets	**2,039,277**	**2,099,951**	**(60,674)**	**1,638,954**
Investments in securities	1,969,324	2,031,863	(62,539)	1,572,060
Long-term loans	8,210	8,591	(381)	9,018
Long-term prepaid expenses	10,969	11,358	(389)	11,966
Deferred tax assets	7,623	6,842	781	6,513
Other investments and other assets	43,377	41,532	1,845	39,608
Less - allowance for doubtful accounts	(229)	(237)	8	(212)
Total assets	**3,242,357**	**3,245,341**	**(2,984)**	**2,682,651**

Notes: 1. Accumulated depreciation of property, plant and equipment	620,382	585,995	34,387	561,735
2. Liabilities for guarantees	5,485	2,723	2,762	4,004
3. Number of shares of treasury stock	13,815,004 Shares	6,520,194 shares	7,294,810 shares	6,538,315 Shares
4. Allowance for retirement and severance benefits for directors and corporate auditors (included in allowance for retirement benefits)	4,254	5,443	(1,189)	4,927

(Million yen)

	FY2007 (As of September 30, 2006)	FY2006 (As of March 31, 2006)	Increase (Decrease)	FY2006 (As of September 30, 2005)
(Liabiiities)				
Current liabilities	**466,938**	**446,118**	**20,820**	**419,659**
Trade notes and accounts payable	189,836	182,595	7,241	159,589
Short-term loans	53,662	38,928	14,734	29,976
Commercial paper	32,400	29,680	2,720	50,876
Current portion of bonds	-	15,000	(15,000)	15,000
Other payables	26,537	30,620	(4,083)	24,725
Accrued expenses	75,504	67,674	7,830	62,361
Accrued income taxes	17,520	13,625	3,895	10,445
Deposits received from employees	21,574	20,914	660	20,704
Deferred tax liabilities	3,749	3,857	(108)	3,759
Other current liabilities	46,153	43,221	2,932	42,220
Long-term liabilities	**1,150,667**	**1,138,724**	**11,943**	**893,007**
Bonds	284,567	283,831	736	220,394
Long-term loans	142,471	106,267	36,204	98,826
Deferred tax liabilities	654,420	681,503	(27,083)	511,529
Allowance for retirement benefits	44,708	46,535	(1,827)	44,130
Other long-term liabilities	24,498	20,585	3,913	18,125
Total liabilities	**1,617,605**	**1,584,842**	**32,763**	**1,312,667**
Minority interests in consolidated subsidiaries	-	**49,270**	**(49,270)**	**43,849**
(Net assets)				
Shareholders' equity	**518,340**	**530,150**	**(11,810)**	**513,817**
Common stock	80,462	80,462	-	80,462
Capital surplus	105,116	105,665	(549)	105,669
Retained earnings	380,167	358,385	21,782	342,075
Treasury stock at cost	(47,405)	(14,363)	(33,042)	(14,389)
Valuation and translation adjustments	**1,052,035**	**1,081,077**	**(29,042)**	**812,316**
Net unrealized gains or losses on other securities	1,006,330	1,047,190	(40,860)	788,774
Deferred gains or losses on Hedges	(147)	-	(147)	-
Foreign currency translation adjustments	45,852	33,886	11,966	23,542
Subscription rights to shares	**50**	-	**50**	-
Minority interest in consolidated subsidiaries	**54,325**	-	**54,325**	-
Total net assets	**1,624,752**	**1,611,227**	**13,525**	**1,326,134**
Total liabilities and net assets	**3,242,357**	**3,245,341**	**(2,984)**	**2,682,651**

Consolidated Statements of Income

(Million yen)

	FY2007 (April 1, 2006 - September 30, 2006)	FY2006 (April 1, 2005 - September 30, 2005)	Increase (Decrease)	FY2006 (April 1, 2005 - March 31, 2006)
Net sales	**913,085**	**699,028**	**214,057**	**1,505,955**
Cost of sales	770,487	586,753	183,734	1,276,499
Gross profit	**142,597**	**112,274**	**30,323**	**229,456**
Selling, general and administrative expenses	102,546	80,223	22,323	165,416
Operating income	**40,051**	**32,051**	**8,000**	**64,040**
Non-operating income	**28,968**	**21,834**	**7,134**	**43,854**
Interest income	8,539	4,406	4,133	9,113
Dividends income	14,353	10,687	3,666	20,090
Other non-operating income	6,074	6,739	(665)	14,649
Non-operating expenses	**15,537**	**12,308**	**3,229**	**27,259**
Interest expenses	9,942	5,258	4,684	11,955
Other non-operating expenses	5,595	7,049	(1,454)	15,303
Ordinary income	**53,482**	**41,577**	**11,905**	**80,635**
Income before income taxes and minority interests	**53,482**	**41,577**	**11,905**	**80,635**
Income taxes – current	20,661	11,827	8,834	30,446
Income taxes – deferred	(331)	2,204	(2,535)	(2,137)
Minority interests in consolidated subsidiaries	2,883	2,536	347	5,249
Net income	**30,268**	**25,008**	**5,260**	**47,077**

Consolidated Statement of Changes in Total net assets

FY2007 (April 1, 2006 - September 30, 2006)

(Million yen)

	Shareholders' equity					Valuation and translation adjustments						
	Common stock	Capital surplus	Retained earnings	Treasury stock at cost	Total shareholders' equity	Net unrealized gains or losses on other securities	Deferred gains or losses on Hedges	Foreign currency translation adjustments	Total valuation and translation adjustments	Subscription rights to shares	Minority interest in consolidated subsidiaries	Total net assets
Balance at March 31,2006	80,462	105,665	358,385	(14,363)	530,150	1,047,190	-	33,886	1,081,077	-	49,270	1,660,498
Change during interim accounting period												
Surplus dividend			(6,386)		(6,386)							(6,386)
Bonuses to directors and corporate auditors			(427)		(427)							(427)
Decrease due to increase in affiliates accounted for under the equity method			(1,673)		(1,673)							(1,673)
Net income for the period			30,268		30,268							30,268
Repurchase of treasury stock				(35,473)	(35,473)							(35,473)
Exercise of stock options		(549)		2,432	1,882							1,882
Change to items other than shareholders' equity during interim accounting period						(40,860)	(147)	11,965	(29,042)	50	5,054	(23,936)
Total change during interim accounting period	-	(549)	21,781	(33,041)	(11,809)	(40,860)	(147)	11,965	(29,042)	50	5,054	(35,746)
Balance at September 30,2006	80,462	105,116	380,167	(47,405)	518,340	1,006,330	(147)	45,852	1,052,035	50	54,325	1,624,752

Consolidated Statements of Retained Earnings

(Million yen)

	FY2006 April 1, 2005 - September 30, 2005	FY2006 April 1, 2005 - March 31, 2006
(Capital surplus)		
Capital surplus at beginning of period	105,600	105,600
Increase in capital surplus	68	65
Gain on disposal of treasury stock	68	65
Decrease in capital surplus	-	-
Capital surplus at end of period	105,669	105,665
(Retained earnings)		
Retained earnings at beginning of period	325,330	325,330
Increase in retained earnings	25,008	47,077
Net income for the period	25,008	47,077
Decrease in retained earnings	8,263	14,021
Cash dividends	6,046	11,793
Bonuses to directors and corporate auditors	395	406
Decrease due to increase in affiliates accounted for under the equity method	1,821	1,821
Retained earnings at end of period	342,075	358,385

Consolidated Statements of Cash Flows

(Million yen)

	FY2007 (April 1, 2006 - September 30, 2006)	FY2006 (April 1, 2005 - September 30, 2005)	Increase (Decrease)	FY2006 (April 1, 2005 - March 31, 2006)
Cash flows from operating activities	**84,897**	**58,759**	**26,138**	**131,784**
Income before income taxes and minority interests	53,482	41,577	11,905	80,635
Depreciation and amortization	51,412	39,169	12,243	87,287
Increase (decrease) in allowance for doubtful	(295)	7	(302)	101
Interest and dividends income	(22,893)	(15,094)	(7,799)	(29,204)
Interest expenses	9,942	5,258	4,684	11,955
Equity in earnings of affiliates	(461)	(1,267)	806	(3,593)
(Increase) decrease in receivables	(2,764)	(11,695)	8,931	(27,435)
(Increase) decrease in inventories	(9,633)	(3,737)	(5,896)	(9,227)
Increase (decrease) in payables	3,398	(479)	3,877	21,376
Others, net	7,409	9,274	(1,865)	12,161
Subtotal	89,595	63,014	26,581	144,055
Interest and dividends received	22,873	15,090	7,783	29,236
Interest paid	(9,869)	(5,278)	(4,591)	(11,009)
Income taxes paid	(17,701)	(14,067)	(3,634)	(30,498)
Cash flows from investing activities	**(97,411)**	**(114,771)**	**17,360**	**(205,013)**
Payments for purchases of property, plant and equipment	(87,721)	(95,546)	7,825	(161,504)
Proceeds from sales of property, plant and equipment	4,048	3,976	72	8,415
Payments for purchases of investment securities	(9,254)	(21,375)	12,121	(47,726)
Proceeds from sales of investment securities	2,713	2,153	560	2,045
Payments for acquisition of subsidiaries' stock resulting in change in scope of consolidation	(1,939)	-	(1,939)	-
Payments for loans made	(1,989)	(2,393)	404	(2,256)
Proceeds from collections of loans	643	1,055	(412)	3,264
Others, net	(3,912)	(2,641)	(1,271)	(7,250)
Cash flows from financing activities	**(18,435)**	**30,187**	**(48,622)**	**85,172**
Increase (decrease) in short-term loans	(9,399)	(29,942)	39,341	(22,902)
Increase (decrease) in commercial paper	-	52,303	(52,303)	29,520
Proceeds from long-term loans	38,337	28,413	9,924	38,824
Repayments of long-term loans	(12,631)	(2,531)	(10,100)	(3,365)
Proceeds from issuances of bonds	-	5,692	(5,692)	68,730
Repayments of bonds	(15,948)	(20,300)	4,352	(20,300)
Payments for purchase of treasury stocks	(35,473)	(22)	(35,451)	(52)
Cash dividends paid	(6,386)	(6,041)	(345)	(11,784)
Cash dividends paid for minority shareholders	(767)	(616)	(151)	(854)
Others, net	5,036	3,232	1,804	7,357
Translation adjustments of cash and cash equivalents	**1,042**	**(918)**	**1,960**	**117**
Net increase (decrease) in cash and cash equivalents	**(29,906)**	**(26,742)**	**(3,164)**	**12,060**
Cash and cash equivalents at beginning of period	**112,596**	**100,535**	**12,061**	**100,535**
Cash and cash equivalents at end of period	**82,689**	**73,793**	**8,896**	**112,596**

Note: Breakdown of cash and cash equivalents by accounts on the consolidated balance sheets:

Cash and deposits	57,668	63,793	(6,125)	67,593
Marketable securities	25,021	10,000	15,021	45,002

Basis of Presenting Consolidated Financial Statements

1. Scope of consolidation and equity method

(1) Scope of consolidation

	Companies	
Consolidated subsidiaries	159	Tokyu Co., Ltd., Tokaiseiki Co., Ltd., Izumi Machine Mfg. Co., Ltd., TIBC Corporation, TOYOTA L&F Tokyo Co., Ltd., Taikoh transportation Co., Ltd., Aichi Corporation, Asahi Security Co., Ltd., Toyota Industrial Equipment Mfg., Inc., Toyota Industrial Equipment, S.A., Michigan Automotive Compressor, Inc., Toyota Industries Sweden AB, BT Industries AB, Toyota Industries North America, Inc., Toyota Material Handling USA, Inc., TD Deutsche Klimakompressor GmbH, Toyota Industrial Equipment Europe, S.A.R.L., Others

(2) Scope of equity method

	Companies	
Affiliates	21	ST Liquid Crystal Display Corp., Fuji Logistics Co., Ltd., Wanbishi Archives Co., Ltd., ST Mobile Display Corp., BT Industries Group (16 companies), Toyota Motor Industries Poland Sp.zo.o.

2. Changes in scope of consolidation and equity method

Consolidated subsidiaries

	Companies	
(Increase)	7	Aichi Corporation Group (2 companies), Mail & e Business Logistics Service Co., Ltd., BT Industries Group (2 companies), Toyota Industries Corporation Australia Group (1 company), Toyota Gabelstapler Deutschland Group(1 company)
(Decrease)	1	BT Industries Group (1 company)

Affiliates accounted for under the equity method

	Companies	
(Increase)	1	ST Mobile Display Corp.
(Decrease)	2	Aichi Corporation Group (2 companies)

3. Fiscal years of consolidated subsidiaries

(1) Some consolidated subsidiaries have a closing date other than September 30. The details are given below.

June 30	Aichi Corporation Group (1 company),Toyota Industry (Kunshan) Co., Ltd., Toyota Material Handling (Shanghai) Co., Ltd., Toyota Industry Automotive Parts (Kunshan) Co., Ltd., TD Automotive Compressor Kunshan, Co., Ltd., Toyota Industries Trading & Logistics (China) Co., Ltd.

(2) This financial summary was prepared using the interim results of Toyota Industries' consolidated subsidiaries. Starting from the fiscal year ending March 31, 2007, however, some of the consolidated subsidiaries have changed their interim closing date from June 30 to September 30. The details are given below.

Toyota Industries Sweden AB, BT Industries Group (66 companies),
Toyota Industries Finance International AB

4. Significant accounting policies

(1) Valuation of significant assets

a. Marketable securities

	Other securities with market value	.... Fair value method using market price at the end of period (Unrealized gains and losses are recorded as a portion of shareholders' equity. Sales cost of marketable securities is determined by the moving average method.)
	Other securities without market value	.... At cost determined by the moving average method
b. Inventories		.... Mainly at cost determined by the moving average method

(2) Depreciation and amortization

Depreciation expenses of property, plant and equipment are computed mainly by the declining-balance method.

Amortization of intangible assets is computed by the straight-line method.

(3) Significant allowances

a. Allowance for doubtful accounts is estimated by such means as using the percentage of historical experiences in credit losses for ordinary receivables and by examining the feasibility of collection individually for receivables that seem to be uncollectible.

b. For the purpose of preparation for future payments of employees' retirement benefits, allowance for retirement benefits is recorded at the amount incurred based on projected benefit obligations and pension assets at the end of period. Provision for retirement and severance benefits for directors and corporate auditors are recorded at the amounts required at the end of period by a internal rule describing the retirement benefits for directors and corporate auditors.

(4) Accounting for significant lease transactions

Financing leases other than those that are deemed to transfer the ownership of the leased properties to lessees are mainly accounted for by the method similar to that applicable to ordinary operating leases.

(5) Hedge accounting method

Mainly the deferral method of hedge accounting is applied. In case of foreign currency forward contracts, the hedged items are translated at contracted forward rate if certain conditions are met. In this period, interest rate swap contracts are used for hedging risk of change in interest rate relating loans. Foreign exchange forward contracts and foreign currency option contracts are also used for hedging risk of change in foreign exchange rate relating to foreign currency transactions.

(6) Other significant accounting policies for preparing consolidated financial statements

The consumption tax : computed based on the net-of-tax method

5. Scope of cash and cash equivalents on the consolidated statements of cash flows

Cash and cash equivalents on the consolidated statements of cash flows include cash on hand, bank deposits to be withdrawn at any time and short-term investments with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in fair value.

6. Changes in Accounting Policies

(1) Accounting Standard for Directors' Bonuses

Effective April 1, 2006, Toyota Industries has applied the Accounting Standard for Directors' Bonuses (Corporate Accounting Standard No. 4 issued on November 29, 2005) to the consolidated financial statements.

(2) Accounting Standard for Presentation of Net Assets in the Balance Sheet

Effective April 1, 2006, Toyota Industries has applied the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Corporate Accounting Standard No. 5 issued on December 9, 2005) and the Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (Guidelines for the Application of Corporate Accounting Standards No. 8 issued on December 9, 2005) to the consolidated financial statements. In accordance with the changes, the previous components under Shareholders' Equity and Minority Interests in Consolidated Subsidiaries have been combined into Net Assets, which have been further broken down into Shareholders' Equity, Valuation and Translation Adjustments, Subscription Rights to Shares and Minority Interests.

(3) Accounting Standard for Presentation of Share-based Payment

Effective April 1, 2006, Toyota Industries has applied the Accounting Standard for Share-based Payment (Corporate Accounting Standard No. 8 issued on December 27, 2005) and the Guidance on Accounting Standard for Share-based Payment (Guidelines for the Application of Corporate Accounting Standard No. 11 issued on May 31, 2006) to the consolidated financial statements.

Segment Information

1.Business segment information

(1)FY2007 Semiannual (April 1, 2006 - September 30, 2006)

(Million yen)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	431,024	388,270	39,898	27,495	26,396	913,085	-	913,085
(2) Intersegment transactions	9,972	310	3,435	2	11,333	25,054	(25,054)	-
Total	440,997	388,581	43,333	27,497	37,729	938,139	(25,054)	913,085
Operating expenses	427,234	365,782	42,781	26,939	35,431	898,169	(25,135)	873,033
Operating income	13,762	22,799	552	557	2,297	39,970	81	40,051

Notes 1. Business segments are divided by the type and nature of the product.

2. Main products of each segment:

Automobile ....Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors, foundry, electronics parts

Materials handling equipment ...Counterbalanced lift trucks, warehouse equipment, automated storage and retrieval systems, aerial work platforms

Logistics ....Transportation services, logistics planning, operation of distribution centers, collection and delivery of cash and management of sales proceeds

Textile machinery .... Air jet looms, water jet looms, ring spinning frames

Others ....Semiconductor package substrates

(2)FY2006 Semiannual (April 1, 2005 - September 30, 2005)

(Million yen)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	337,751	281,597	30,615	24,094	24,968	699,028	-	699,028
(2) Intersegment transactions	10,195	137	2,786	10	8,823	21,953	(21,953)	-
Total	347,946	281,735	33,402	24,104	33,792	720,981	(21,953)	699,028
Operating expenses	336,528	263,415	32,874	23,913	31,673	688,406	(21,429)	666,976
Operating income	11,418	18,319	528	191	2,118	32,575	(523)	32,051

(3)FY2006 (April 1, 2005 - March 31, 2006)

(Million yen)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	746,795	595,236	65,145	49,789	48,988	1,505,955	-	1,505,955
(2) Intersegment transactions	20,768	482	6,355	22	20,851	48,480	(48,480)	-
Total	767,564	595,718	71,500	49,811	69,839	1,554,436	(48,480)	1,505,955
Operating expenses	747,468	556,950	69,913	49,882	66,107	1,490,322	(48,407)	1,441,915
Operating income	20,095	38,768	1,587	(70)	3,732	64,113	(73)	64,040

2.Geographical segment information

(1)FY2007 Semiannual (April 1, 2006 - September 30, 2006)

(Million yen)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	579,171	154,771	157,743	21,397	913,085	-	913,085
(2) Intersegment transactions	58,800	952	3,436	2,341	65,530	(65,530)	-
Total	637,972	155,724	161,179	23,739	978,615	(65,530)	913,085
Operating expenses	607,832	151,459	157,105	22,306	938,704	(65,670)	873,033
Operating income	30,139	4,265	4,073	1,433	39,911	140	40,051

(2) FY2006 Semiannual (April 1, 2005 - September 30, 2005)

(Million yen)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	461,876	119,484	102,181	15,485	699,028	-	699,028
(2) Intersegment transactions	53,537	742	4,183	1,749	60,213	(60,213)	-
Total	515,413	120,227	106,365	17,235	759,242	(60,213)	699,028
Operating expenses	490,894	116,133	103,235	16,631	726,895	(59,918)	666,976
Operating income	24,519	4,093	3,129	604	32,346	(295)	32,051

(3) FY2006 (April 1, 2005 - March 31, 2006)

(Million yen)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	1,009,368	246,129	216,230	34,227	1,505,955	-	1,505,955
(2) Intersegment transactions	112,543	2,056	5,689	3,998	124,288	(124,288)	-
Total	1,121,912	248,186	221,919	38,226	1,630,243	(124,288)	1,505,955
Operating expenses	1,069,137	241,467	217,370	36,743	1,564,719	(122,804)	1,441,915
Operating income	52,775	6,718	4,548	1,482	65,524	(1,484)	64,040

3.Overseas sales

(1)FY2007 Semiannual (April 1, 2006 – September 30, 2006)

(Million yen)

	North America	Europe	Others	Total
Overseas sales	155,408	174,548	71,182	401,138
Consolidated sales				913,085
Ratio of overseas sales to consolidated sales	17.0%	19.1%	7.8%	43.9%

(2)FY2006 Semiannual (April 1, 2005 - September 30, 2005)

(Million yen)

	North America	Europe	Others	Total
Overseas sales	118,995	119,210	58,833	297,039
Consolidated sales				699,028
Ratio of overseas sales to consolidated sales	17.0%	17.1%	8.4%	42.5%

(3)FY2006 (April 1, 2005 - March 31, 2006)

(Million yen)

	North America	Europe	Others	Total
Overseas sales	247,957	249,237	123,751	620,946
Consolidated sales				1,505,955
Ratio of overseas sales to consolidated sales	16.5%	16.5%	8.2%	41.2%

Breakdown of Consolidated Net Sales

(Million yen)

	FY2007 (April 1, 2006 - September 30, 2006)		FY2006 (April 1, 2005 - September 30, 2005)		Increase (Decrease)	% Change	FY2006 (April 1, 2005 – March 31, 2006)	
	Amount	Ratio	Amount	Ratio			Amount	Ratio
Automobile		%		%		%		%
Vehicle	222,326	24.3	154,701	22.1	67,625	43.7	372,092	24.7
Engine	80,144	8.8	65,414	9.4	14,730	22.5	132,382	8.8
Car air-conditioning compressor	113,185	12.4	105,000	15.0	8,185	7.8	215,983	14.3
Foundry, Electronics parts and others	15,368	1.7	12,635	1.8	2,733	21.6	26,337	1.8
Subtotal	431,024	47.2	337,751	48.3	93,273	27.6	746,795	49.6
Materials handling equipment	388,270	42.5	281,597	40.3	106,673	37.9	595,236	39.5
Logistics	39,898	4.4	30,615	4.4	9,283	30.3	65,145	4.3
Textile machinery	27,495	3.0	24,094	3.4	3,401	14.1	49,789	3.3
Others	26,396	2.9	24,968	3.6	1,428	5.7	48,988	3.3
Total	**913,085**	**100.0**	**699,028**	**100.0**	**214,057**	**30.6**	**1,505,955**	**100.0**

FY2007 Semiannual Non-consolidated Financial Results

TOYOTA INDUSTRIES CORPORATION

Stock exchange listings: Tokyo, Nagoya and Osaka (Code number: 6201) (URL http://www.toyota-industries.com/)

Representative person: Tetsuro Toyoda, President   Location of the head office: Aichi prefecture, Japan

Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0)566-22-2511)

Date of the meeting of the Board of Directors for FY2007 semiannual non-consolidated financial results: October 31, 2006

Date of starting actual payment of interim cash dividends: November 27, 2006

Number of shares in unit share system: 100 shares

1. Financial Highlights for FY2007 Semiannual (April 1, 2006 - September 30, 2006)

(1) Non-consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	(% change from previous year)	Operating income	(% change from previous year)	Ordinary income	(% change from previous year)
	Million yen	%	Million yen	%	Million yen	%
FY2007 Semiannual	**540,061**	**(24.2)**	**16,857**	**(- 1.8)**	**29,301**	**(16.3)**
FY2006 Semiannual	434,957	(12.6)	17,172	(- 9.4)	25,184	(5.8)
FY2006 Annual	950,746		32,865		43,050	

	Net income	(% change from previous year)	Net income per share - basic
	Million yen	%	Yen
FY2007 Semiannual	**20,519**	**(16.6)**	**65.28**
FY2006 Semiannual	17,593	(10.3)	55.16
FY2006 Annual	30,427		94.40

Notes: 1. Average number of shares issued each year

FY2007 Semiannual—314,316,718 shares, FY2006 Semiannual—318,937,523 shares, FY2006 Annual—319,125,005 shares

2. Changes in accounting policies: No change

(2) Non-consolidated financial position

	Total assets	Total net assets	Equity ratio	Equity per share
	Million yen	Million yen	%	Yen
FY2007 Semiannual	**2,750,759**	**1,472,247**	**53.5**	**4,718.19**
FY2006 Semiannual	2,332,538	1,267,713	54.3	3,970.26
FY2006 Annual	2,829,272	1,532,771	54.2	4,799.16

Note: 1. Number of shares outstanding at the end of period

FY2007 Semiannual—312,025,636 shares, FY2006 Semiannual—319,302,325 shares, FY2006 Annual—319,320,446 shares

2. Number of treasury stock at the end of period

FY2007 Semiannual—13,815,004 shares, FY2006 Semiannual—6,538,315 shares, FY2006 Annual—6,520,194 shares

2. Forecast of Non-consolidated Financial Results for FY2007 (April 1, 2006 - March 31, 2007)

	Net sales	Operating income	Ordinary income	Net income
	Million yen	Million yen	Million yen	Million yen
FY2007 Annual	1,100,000	34,000	52,000	36,000

Reference: (Forecast) Net income per share—basic (annual): 115.38 yen

3. Cash dividends

	Annual cash dividends per share		
	Interim	Year-end	
	Yen	Yen	Yen
FY2006 Annual	18	20	38
FY2007 Annual (Actual)	22	—	45
FY2007 Annual (Forecast)	—	23	

Non-consolidated Balance Sheets

	FY2007 (As of September 30, 2006)	FY2006 (As of March 31, 2006)	Increase (Decrease)	FY2006 (As of September 30, 2005)
(Assets)				
Current assets	**231,948**	**268,957**	**(37,009)**	**236,592**
Cash and deposits	15,701	33,660	(17,959)	46,811
Trade notes receivable	792	815	(23)	414
Trade accounts receivable	105,052	104,011	1,041	104,058
Marketable securities	25,021	45,002	(19,981)	10,000
Finished goods	2,309	2,982	(673)	2,322
Raw materials	314	357	(43)	277
Work in process	26,821	25,064	1,757	21,554
Supplies	6,091	5,975	116	5,180
Prepaid expenses	430	328	102	334
Deferred tax assets	11,560	11,502	58	9,939
Other current assets	37,866	39,269	(1,403)	35,712
Less - allowance for doubtful accounts	(14)	(14)	0	(13)
Fixed assets	**2,518,810**	**2,560,315**	**(41,505)**	**2,095,946**
Property, plant and equipment	**328,407**	**313,166**	**15,241**	**301,144**
Buildings	83,033	85,406	(2,373)	82,518
Structures	11,613	11,586	27	10,594
Machinery and equipment	136,365	133,602	2,763	123,777
Vehicles and delivery equipment	1,610	1,685	(75)	1,346
Tools, furniture and fixture	12,418	12,391	27	11,823
Land	59,884	54,072	5,812	50,402
Construction in progress	23,482	14,421	9,061	20,683
Intangible assets	**8,233**	**8,944**	**(711)**	**9,405**
Software	8,233	8,944	(711)	9,405
Investments and other assets	**2,182,168**	**2,238,204**	**(56,036)**	**1,785,395**
Investments in securities	1,908,148	1,969,017	(60,869)	1,538,034
Investments in subsidiaries and affiliates	249,769	245,270	4,499	221,938
Long-term loans	12,132	11,236	896	11,908
Long-term prepaid expenses	7,585	8,153	(568)	9,136
Other investments and other assets	4,602	4,609	(7)	4,459
Less - allowance for doubtful accounts	(71)	(82)	11	(81)
Total assets	**2,750,759**	**2,829,272**	**(78,513)**	**2,332,538**

Notes				
1. Accumulated depreciation of property, plant and equipment	404,658	389,298	15,360	378,985
2. Liabilities for guarantees	61,008	55,493	5,515	37,759
3. Allowance for retirement and severance benefits for directors and corporate auditors (included in allowance for retirement benefits)	3,443	4,620	(1,177)	4,331

(Million yen)

	FY2007 (As of September 30, 2006)	FY2006 (As of March 31, 2006)	Increase (Decrease)	FY2006 (As of September 30, 2005)
(Liabilities)				
Current liabilities	**225,398**	**238,214**	**(12,816)**	**237,724**
Trade notes payable	1,196	742	454	1,577
Trade accounts payable	127,801	128,188	(387)	109,412
Commercial paper	-	-	-	25,000
Current portion of bonds	-	15,000	(15,000)	15,000
Other payables	15,464	21,102	(5,638)	17,393
Accrued expenses	34,644	32,760	1,884	30,143
Accrued income taxes	7,633	4,238	3,395	4,144
Advance received	949	1,749	(800)	706
Deposits received	15,954	13,486	2,468	13,479
Deposits received from employees	21,433	20,805	628	20,606
Other current liabilities	320	141	179	260
Long-term liabilities	**1,053,113**	**1,058,287**	**(5,174)**	**827,100**
Bonds	265,000	265,000	-	215,000
Long term loan	115,000	92,500	22,500	82,500
Deferred tax liabilities	650,481	677,282	(26,801)	507,168
Allowance for retirement benefits	21,232	22,194	(962)	21,172
Other long-term liabilities	1,399	1,311	88	1,258
Total liabilities	**1,278,512**	**1,296,501**	**(17,989)**	**1,064,824**
(Net assets)				
Shareholders' equity	**467,426**	**487,184**	**(19,758)**	**480,076**
Common stock	80,462	80,462	-	80,462
Capital surplus	105,094	105,643	(549)	105,647
Capital reserve	101,766	101,766	-	101,766
Other capital reserve	3,328	3,877	(549)	3,880
Gain on disposal of treasury stock	3,328	3,877	(549)	3,880
Retained earnings	329,274	315,442	13,832	308,355
Legal reserve	17,004	17,004	-	17,004
General reserves	312,270	298,437	13,833	291,351
Reserve for special depreciation	867	679	188	679
Reserve for reduction of acquisition cost of fixed assets	252	263	(11)	263
General reserves	220,000	200,000	20,000	200,000
Unappropriated retained earnings at end of period	91,150	97,494	(6,344)	90,407
Treasury stock at cost	(47,405)	(14,363)	(33,042)	(14,389)
Valuation and translation adjustments	**1,004,770**	**1,045,586**	**(40,816)**	**787,637**
Net unrealized gains or losses on other securities	1,004,919	1,045,586	(40,667)	787,637
Deferred gains or losses on Hedges	(149)	-	(149)	-
Subscription rights to shares	**50**	**-**	**50**	**-**
Total net assets	**1,472,247**	**1,532,771**	**(60,524)**	**1,267,713**
Total liabilities and net assets	**2,750,759**	**2,829,272**	**(78,513)**	**2,332,538**

Non-consolidated Statements of Income

(Million yen)

	FY2007 (April 1, 2006 - September 30, 2006)	FY2006 (April 1, 2005 - September 30, 2005)	Increase (Decrease)	FY2006 (April 1, 2005 - March 31, 2006)
Net sales	**540,061**	**434,957**	**105,104**	**950,746**
Cost of sales	490,716	387,204	103,512	855,241
Selling, general and administrative expenses	32,487	30,581	1,906	62,638
Operating income	**16,857**	**17,172**	**(315)**	**32,865**
Non-operating income	**18,928**	**15,492**	**3,436**	**27,921**
Interest income and dividends income	15,814	11,852	3,962	21,537
Other non-operating income	3,113	3,639	(526)	6,383
Non-operating expenses	**6,483**	**7,480**	**(997)**	**17,736**
Interest expenses	2,784	2,240	544	4,863
Other non-operating expenses	3,698	5,240	(1,542)	12,872
Ordinary income	**29,301**	**25,184**	**4,117**	**43,050**
Income before income taxes	**29,301**	**25,184**	**4,117**	**43,050**
Income taxes—current	8,543	4,374	4,169	12,106
Income taxes—deferred	239	3,216	(2,977)	517
Net income	**20,519**	**17,593**	**2,926**	**30,427**

FY2007 (April 1, 2006 - September 30, 2006) (Million yen)

	Shareholders' equity											
		Capital surplus			Retained earnings							
						General reserves						
	Common stock	Capital reserve	Other capital reserve	Total capital surplus	Legal reserve	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserves	Unappropriated retained earnings at end of period	Total retained earnings	Treasury stock at cost	Total shareholders' equity
Balance at March 31,2006	80,462	101,766	3,877	105,643	17,004	679	263	200,000	97,494	315,442	(14,363)	487,184
Change during interim accounting period												
Provision for reserve						430		20,000	(20,430)			
Reversal of reserve						(242)	(10)		253			
Surplus dividend									(6,385)	(6,386)		(6,386)
Bonuses to directors and corporate auditors									(301)	(301)		(301)
Net income for the period									20,519	20,519		20,519
Repurchase of treasury stock											(35,473)	(35,473)
Exercise of stock options			(549)	(549)							2,432	1,882
Change to items other than shareholders' equity during interim accounting period												
Total change during interim accounting period	-	-	(549)	(549)	-	187	(10)	20,000	(6,344)	13,832	(33,041)	(19,758)
Balance at September 30,2006	80,462	101,766	3,328	105,094	17,004	867	252	220,000	91,150	329,274	(47,405)	467,426

	Valuation and translation adjustments				
	Net unrealized gains or losses on other securities	Deferred gains or losses on Hedges	Total valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at March 31,2006	1,045,586	-	1,045,586	-	1,532,771
Change during interim accounting period					
Provision for reserve					
Reversal of reserve					
Surplus dividend					(6,386)
Bonuses to directors and corporate auditors					(301)
Net income for the period					20,519
Repurchase of treasury stock					(35,473)
Exercise of stock options					1,882
Change to items other than shareholders' equity during interim accounting period	(40,666)	(149)	(40,816)	50	(40,765)
Total change during interim accounting period	(40,666)	(149)	(40,816)	50	(60,524)
Balance at September 30,2006	1,004,919	(149)	1,004,770	50	1,472,247

October 31, 2006

TOYOTA INDUSTRIES CORPORATION

FINANCIAL SUMMARY for FY2007 Semiannual (April 1, 2006 - Sep 30, 2006)

1. Consolidated financial results

(Billion yen, %)

	FY2007 Semiannual April 06 - September 06		FY2006 Semiannual April 05 - September 05		Change Amount	Change %	FY2007 Forecast April 06 - March 07		Change %
Net sales	100.0%	913.0	100.0%	699.0	214.0	30.6	100.0%	1,800.0	19.5
Operating income	4.4%	40.0	4.6%	32.0	8.0	25.0	4.2%	76.0	18.7
Ordinary income	5.9%	53.4	5.9%	41.5	11.9	28.6	5.3%	95.0	17.8
Net income	3.3%	30.2	3.6%	25.0	5.2	21.0	2.9%	53.0	12.6
Dividends per share		¥22		¥18	¥4			¥45	
Payout ratio <Consolidated>		22.8%		23.0%				26.5%	
<Non-consolidated>		33.7%		32.6%				39.0%	
Exchange rate ¥/US$		115		109	6			115	
Exchange rate ¥/Euro		146		136	10			145	
Total assets		3,242.3		2,682.6	559.7	20.9		—	
Total net assets		1,624.7		1,326.1	298.6	22.5		—	
Equity ratio		48.4%		49.4%				—	
Investments in tangible assets		65.5		68.2	(2.7)	(4.0)		130.0	(0.1)
Investments in overseas		15.9		11.8	4.1	34.7		26.0	0.6
Depreciation		35.3		28.6	6.7	23.5		75.0	16.4
Consolidated subsidiaries		159 companies		149 companies	10 companies			—	
Affiliates applied the equity method		21 companies		21 companies	—			—	

Note: Starting from FY2006, the BT Industries Group, which constitutes our network of subsidiaries, changed its fiscal year-end from December (Jan. - Dec.) to March (Jan. - next Mar.). As a result, the table above includes the BT Industries Group's results from January to September 2006. Excluding the effects of changes in fiscal year (Jan. - Mar.), net sales amounted to 850.4 billion yen (up 151.4 billion yen, or 21.7%), operating income totaled 38.1 billion yen (up 6.1 billion yen, or 19.0%), ordinary income was 50.7 billion yen (up 9.2 billion yen, or 22.2%) and net income totaled 29.0 billion yen (up 4.0 billion yen, or 16.1%).

2. Breakdown of consolidated net sales

(Billion yen, %)

	FY2007 Semiannual		FY2006 Semiannual		Change	%	FY2007 Forecast		%
Vehicle	24.3%	222.3	22.1%	154.7	67.6	43.7	25.6%	460.0	23.6
Engine	8.8%	80.1	9.4%	65.4	14.7	22.5	8.9%	160.0	20.9
Car air-conditioning compressor	12.4%	113.1	15.0%	105.0	8.1	7.8	12.8%	230.0	6.5
Foundry, electronics and other	1.7%	15.3	1.8%	12.6	2.7	21.6	1.9%	35.0	32.9
Automobile total	47.2%	431.0	48.3%	337.7	93.3	27.6	49.2%	885.0	18.5
Materials handling equipment ※	42.5%	388.2	40.3%	281.5	106.7	37.9	40.0%	720.0	21.0
Logistics	4.4%	39.8	4.4%	30.6	9.2	30.3	5.0%	90.0	38.2
Textile machinery	3.0%	27.4	3.4%	24.0	3.4	14.1	3.0%	55.0	10.5
Others	2.9%	26.3	3.6%	24.9	1.4	5.7	2.8%	50.0	2.1
Total	100.0%	913.0	100.0%	699.0	214.0	30.6	100.0%	1,800.0	19.5

※ Excluding the effects of changes in subsidiaries' fiscal year, net sales of the Materials Handling Equipment Segment was 325.6 billion yen (up 44.1 billion yen, or 15.7%)

3. Unit sales

(Thousand Units)

	FY2007 Semi	FY2006 Semi	Change	FY2007	Change
Vitz (Yaris)	89	86	3	182	(7)
RAV4	78	40	38	168	60
Vehicle	167	126	41	350	53
Engine	231	172	59	494	132
CKD	55	92	(37)	88	(78)
Car air-conditioning compressor	9,860	9,310	550	20,300	1,190
Materials handling equipment ※	112	93	19	216	32

※ Excluding the effects of changes in subsidiaries' fiscal year, units sales amounted to 90 thousand units. (down 3 thousand units)

4. Changes in ordinary income

(Billion yen)

Sales volume increase	10.5
Cost reduction	10.4
Exchange gain	2.8
Impact of change in subsidiaries' fiscal year	1.9
Non-operating income increase	3.9
Increase total	29.5
Depreciation	6.7
Raw material cost	5.4
Labor cost	3.0
Expenses and others	2.5
Decrease total	17.6
Total increase in ordinary income	11.9

English translation from the original Japanese-language document

Non-consolidated Financial Highlights

1. Non-consolidated financial results

(Billion yen; %)

	FY2007 Semiannual April 06 - September 06		FY2006 Semiannual April 05 - September 05		Change Amount	Change %	FY2007 Forecast April 06 - March 07		Change %
Net sales	100.0%	540.0	100.0%	434.9	105.1	24.2	100.0%	1,100.0	15.7
Operating income	3.1%	16.8	3.9%	17.1	(0.3)	(1.8)	3.1%	34.0	3.5
Ordinary income	5.4%	29.3	5.8%	25.1	4.2	16.3	4.7%	52.0	20.8
Net income	3.8%	20.5	4.0%	17.5	3.0	16.6	3.3%	36.0	18.3
Investments in tangible assets		37.4		44.2	(6.8)	(15.4)		72.0	(12.0)
Depreciation		21.2		18.2	3.0	16.0		47.0	13.3
Unrealized gain on other securities		1,672.0		1,310.5	361.5	27.6		—	

2. Non-consolidated balance sheets

(Billion yen)

Assets	FY2007 As of Sep. 30, 06	FY2006 As of Mar. 31, 06	Change	Liabilities and Net assets	FY2007 As of Sep. 30, 06	FY2006 As of Mar. 31, 06	Change
Current assets	231.9	268.9	(37.0)	Current liabilities	225.3	238.2	(12.9)
Cash and deposits	15.7	33.6	(17.9)	Accounts payable	128.9	128.9	0.0
Accounts receivable	105.8	104.8	1.0	Others	96.4	109.2	(12.8)
Marketable securities	25.0	45.0	(20.0)				
Inventories	35.5	34.3	1.2	Long-term liabilities	1,053.1	1,058.2	(5.1)
Others	49.8	51.0	(1.2)	Bonds	265.0	265.0	-
				Deferred tax liabilities	788.1	793.2	(5.1)
Fixed assets	2,518.8	2,560.3	(41.5)	Total liabilities	1,278.5	1,296.5	(18.0)
Tangible assets	328.4	313.1	15.3	Shareholders' equity	467.4	487.1	(19.7)
Intangible assets	8.2	8.9	(0.7)	Common stock	80.4	80.4	-
Investments and others	2,182.1	2,238.2	(56.1)	Capital surplus	105.0	105.6	(0.6)
				Retained earnings	329.2	315.4	13.8
				Treasury stock at cost	(47.4)	(14.3)	(33.1)
				Valuation and translation adjustments	1,004.7	1,045.5	(40.8)
				Subscription rights to shares	0.0	-	0.0
				Total net assets	1,472.2	1,532.7	(60.5)
Total	2,750.7	2,829.2	(78.5)	Total	2,750.7	2,829.2	(78.5)

Five-Year Summary

Semiannual

(Billion yen)

	FY2003	FY2004	FY2005	FY2006	FY2007
<Consolidated>					
Net sales	520.4	569.5	607.0	699.0	913.0
Operating income	25.2	27.0	30.0	32.0	40.0
Ordinary income	26.9	30.1	38.8	41.5	53.4
Net income	13.6	17.0	23.9	25.0	30.2
<Non-consolidated>					
Net sales	364.6	365.9	386.3	434.9	540.0
Operating income	19.3	17.7	18.9	17.1	16.8
Ordinary income	22.6	19.8	23.8	25.1	29.3
Net income	13.1	12.3	15.9	17.5	20.5
<Cash dividends>					
Dividends per share	¥ 10	¥ 12	¥ 13	¥ 18	¥ 22
Payout ratio					
Consolidated	23.0%	20.6%	17.3%	23.0%	22.8%
Non-consolidated	23.8%	28.5%	25.9%	32.6%	33.7%

Four-Year Summary and Forecast

Annual

(Billion yen)

	FY2003	FY2004	FY2005	FY2006	FY2007
<Consolidated>					
Net sales	1,069.2	1,164.3	1,241.5	1,505.9	1,800.0
Operating income	52.4	52.6	53.1	64.0	76.0
Ordinary income	51.3	58.9	70.9	80.6	95.0
Net income	21.9	33.6	43.3	47.0	53.0
<Non-consolidated>					
Net sales	747.6	749.6	784.3	950.7	1,100.0
Operating income	39.4	31.3	30.0	32.8	34.0
Ordinary income	42.3	34.7	39.7	43.0	52.0
Net income	20.1	21.1	26.3	30.4	36.0
<Cash dividends>					
Dividends per share	¥ 22	¥ 24	¥ 32	¥ 38	¥ 45
Payout ratio					
Consolidated	31.3%	22.2%	23.7%	26.0%	26.5%
Non-consolidated	34.0%	35.5%	39.1%	40.3%	39.0%

English translation from the original Japanese-language document

FINANCIAL SUMMARY

FY2007 Third Quarter

(April 1, 2006 through December 31, 2006)

TOYOTA INDUSTRIES CORPORATION

English translation from the original Japanese-language document

Cautionary Statement with Respect to Forward-Looking Statements

This report contains projections and other forward-looking statements that involve risks and uncertainties. The use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. Toyota Industries and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements discussed in this report. These risks and uncertainties include, but are not limited to, the following : 1) reliance on a small number of customers, 2) product development capabilities, 3) intellectual property rights, 4) product defects, 5) price competition, 6) reliance on suppliers of raw materials and components, 7) environmental regulations, 8) success or failure of strategic alliances with other companies, 9) exchange rate fluctuations, 10) share price fluctuations, 11) effects of disasters, power blackouts and other incidents, 12) latent risks associated with international activities and 13) retirement benefit liabilities.

February 1, 2007

FY2007 Third Quarter Consolidated Financial Results (April 1, 2006 - December 31, 2006)

TOYOTA INDUSTRIES CORPORATION

Stock exchange listings: Tokyo, Osaka and Nagoya (Code number: 6201) (URL http://www.toyota-industries.com/)
Head office: 2-1, Toyoda-cho, Kariya-shi, Aichi-ken, 448-8671, Japan
Representative person: Tetsuro Toyoda, President
Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0) 566-22-2511)

1. Financial Highlights for FY2007 Third Quarter (April 1, 2006 - December 31, 2006)

(1) Consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	(% change from previous year)	Operating income	(% change from previous year)	Ordinary income	(% change from previous year)
	Million yen	%	Million yen	%	Million yen	%
FY2007 Third Quarter	**1,392,035**	**(29.9)**	**65,965**	**(40.9)**	**89,721**	**(37.8)**
FY2006 Third Quarter	1,071,837	(18.8)	46,832	(11.0)	65,100	(9.2)
FY2006	1,505,955		64,040		80,635	

	Net income	(% change from previous year)	Net income per share—basic	Net income per share—diluted
	Million yen	%	Yen	Yen
FY2007 Third Quarter	**51,549**	**(28.1)**	**164.40**	**164.23**
FY2006 Third Quarter	40,228	(9.2)	126.08	125.99
FY2006	47,077		146.16	146.02

(2) Consolidated financial position

	Total assets	Total net assets	Equity ratio	Equity per share
	Million yen	Million yen	%	Yen
FY2007 Third Quarter	**3,666,724**	**1,872,270**	**49.5**	**5,816.81**
FY2006 Third Quarter	3,063,815	1,524,174	49.7	4,773.40
FY2006	3,245,341	1,611,227	49.6	5,044.45

(3) Scope of consolidation and equity method

Consolidated subsidiaries: 161 companies
Unconsolidated subsidiaries accounted for under the equity method: 0 company
Affiliates accounted for under the equity method: 21 companies

(4) Changes in scope of consolidation and equity method

Consolidated subsidiaries: (increase) 10 companies, (decrease) 2 companies
Equity method: (increase) 1 company, (decrease) 2 companies

2. Forecasts of Consolidated Financial Results for FY2007 (April 1, 2006 - March 31, 2007)

	Net sales	Operating income	Ordinary income	Net income
	Million yen	Million yen	Million yen	Million yen
FY2007	1,800,000	76,000	95,000	53,000

Reference: (Forecast) Net income per share - basic (annual): 169.85 yen

* Figures for fiscal 2007 have not been revised from those previously announced on October 31, 2006.
* All projections are based on the information available to management at the time of producing this report and are not guarantees of future performance. Certain risks and uncertainties could cause the actual results of Toyota Industries to differ materially from any projections discussed in this report.

Business Results

During the third quarter of fiscal 2007 (the nine months from April 1 to December 31, 2006), total consolidated net sales of Toyota Industries amounted to 1,392.0 billion yen, an increase of 320.2 billion yen, or 30%, compared with year-on-year results for the same period in fiscal 2006 ("previous period"). The following is a review of operations for the major business segments.

Net sales of the Automobile Segment totaled 663.0 billion yen, an increase of 138.6 billion yen, or 26%, over the previous period. Within this segment, net sales of the Vehicle Business amounted to 346.6 billion yen, an increase of 97.9 billion yen, or 39%, over the previous period, due to brisk sales of the RAV4 in the U.S and European markets. Net sales of the Engine Business totaled 122.9 billion yen, an increase of 24.9 billion yen, or 25%, over the previous period. This increase was attributable to increases in sales of AD diesel engines fitted in the RAV4 for Europe and other vehicles as well as KD diesel engines for the Innovative International Multi-Purpose Vehicle (IMV) series. Net sales of the Car Air-Conditioning Compressor Business totaled 170.0 billion yen, an increase of 12.4 billion yen, or 8%, over the previous period, due primarily to an increase in sales in Europe.

Net sales of the Materials Handling Equipment Segment totaled 580.7 billion yen, an increase of 153.3 billion yen, or 36%, over the previous period. This segment posted strong sales as a result of a fortified sales network and proactive sales expansion activities. The effect of a change in the fiscal year-end of the BT Industries Group along with strong sales of Aichi Corporation also contributed to the increase. In September 2006, Toyota Industries commenced sales of its flagship model 1- to 3.5-ton internal combustion lift trucks (sold as GENEO in Japan and 8-Series overseas), which underwent a full model change after eight years.

Net sales of the Logistics Segment amounted to 63.8 billion yen, an increase of 16.2 billion yen, or 34%, over the previous period, due mainly to favorable sales of the transportation services business.

Net sales of the Textile Machinery Segment amounted to 42.5 billion yen, an increase of 6.6 billion yen, or 18%, over the previous period, chiefly reflected by higher sales of Toyota Industries' mainstay air-jet looms to China.

During this period, ordinary income amounted to 89.7 billion yen, an increase of 24.6 billion yen, or 38%, over the previous period. Despite the effects of a rise in raw materials costs and increases in depreciation and personnel expenses, the rise in ordinary income resulted from gains in domestic and overseas sales in addition to the promotion of Group-wide cost improvement activities and an increase in non-operating income.

For fiscal 2007, ending March 31, 2007, Toyota Industries forecasts consolidated net sales of 1,800.0 billion yen, operating income of 76.0 billion yen, ordinary income of 95.0 billion yen and net income of 53.0 billion yen. These forecasts remain unchanged from projections announced as of September 2006.

Breakdown of Consolidated Net Sales

(Million yen)

	FY2007 Third Quarter		FY2006 Third Quarter		Increase (Decrease)	% change	FY2006	
	Amount	Component ratio	Amount	Component ratio			Amount	Component ratio
Automobile		%		%		%		%
Vehicle	346,628	24.9	248,760	23.2	97,868	39.3	372,092	24.7
Engine	122,999	8.8	98,062	9.1	24,937	25.4	132,382	8.8
Car air-conditioning compressor	170,032	12.2	157,658	14.7	12,374	7.8	215,983	14.3
Foundry, Electronics parts and others	23,432	1.7	19,970	1.9	3,462	17.3	26,337	1.8
Subtotal	663,093	47.6	524,452	48.9	138,641	26.4	746,795	49.6
Materials handling equipment	580,753	41.7	427,433	39.9	153,320	35.9	595,236	39.5
Logistics	63,821	4.6	47,616	4.4	16,205	34.0	65,145	4.3
Textile machinery	42,505	3.1	35,931	3.4	6,574	18.3	49,789	3.3
Others	41,861	3.0	36,402	3.4	5,459	15.0	48,988	3.3
Total	1,392,035	100.0	1,071,837	100.0	320,198	29.9	1,505,955	100.0

Consolidated Balance Sheets

	FY2007 Third Quarter (As of December 31, 2006)	FY2006 (As of March 31, 2006)	Increase (Decrease)	FY2006 Third Quarter (As of December 31, 2005)
Assets				
Current assets	**552,915**	**509,266**	**43,649**	**498,509**
Cash and deposits	111,330	94,474	16,856	106,242
Trade notes and accounts receivable	207,148	200,690	6,458	174,981
Marketable securities	45,041	45,002	39	50,000
Inventories	115,010	104,534	10,476	103,104
Deferred tax assets	15,392	18,096	(2,704)	13,490
Other current assets	61,350	49,133	12,217	53,064
Less—allowance for doubtful accounts	(2,359)	(2,665)	306	(2,374)
Fixed assets	**3,113,808**	**2,736,074**	**377,734**	**2,565,306**
Property, plant and equipment	**590,819**	**526,154**	**64,665**	**512,507**
Buildings and structures	170,773	155,168	15,605	148,335
Machinery, equipment and vehicles	262,154	240,467	21,687	235,155
Tools, furniture and fixtures	23,568	22,310	1,258	23,018
Land	95,298	87,213	8,085	83,191
Construction in progress	39,023	20,994	18,029	22,806
Intangible assets	**115,243**	**109,968**	**5,275**	**109,103**
Goodwill	103,522	97,485	6,037	96,592
Software	11,720	12,483	(763)	12,511
Investments and other assets	**2,407,745**	**2,099,951**	**307,794**	**1,943,695**
Investments in securities	2,336,395	2,031,863	304,532	1,876,302
Long-term loans	8,492	8,591	(99)	8,693
Long-term prepaid expenses	11,243	11,358	(115)	11,567
Deferred tax assets	7,483	6,842	641	6,412
Other investments and other assets	44,363	41,532	2,831	40,957
Less—allowance for doubtful accounts	(232)	(237)	5	(238)
Total assets	**3,666,724**	**3,245,341**	**421,383**	**3,063,815**

(Million yen)

	FY2007 Third Quarter (As of December 31, 2006)	FY2006 (As of March 31, 2006)	Increase (Decrease)	FY2006 Third Quarter (As of December 31, 2005)
Liabilities				
Current liabilities	**502,193**	**446,118**	**56,075**	**417,017**
Trade notes and accounts payable	188,906	182,595	6,311	163,906
Short-term bank loans	47,166	38,928	8,238	41,395
Commercial paper	34,620	29,680	4,940	29,200
Current portion of bonds	30,000	15,000	15,000	15,000
Other payables	30,493	30,620	(127)	26,788
Accrued expenses	71,615	67,674	3,941	60,771
Accrued income taxes	16,719	13,625	3,094	8,175
Deposits received from employees	23,832	20,914	2,918	22,911
Deferred tax liabilities	3,469	3,857	(388)	3,807
Other current liabilities	55,370	43,221	12,149	45,060
Long-term liabilities	**1,292,260**	**1,138,724**	**153,536**	**1,075,476**
Bonds	281,070	283,831	(2,761)	270,388
Long-term debt	140,273	106,267	34,006	108,627
Deferred tax liabilities	799,203	681,503	117,700	630,835
Allowance for retirement benefits	44,828	46,535	(1,707)	45,139
Other long-term liabilities	26,884	20,585	6,299	20,484
Total liabilities	**1,794,454**	**1,584,842**	**209,612**	**1,492,494**
Minority interest in consolidated subsidiaries	-	**49,270**	**(49,270)**	**47,146**
Net assets				
Shareholders' equity	**532,717**	**530,150**	**2,567**	**523,280**
Common stock	80,462	80,462	-	80,462
Capital surplus	105,089	105,665	(576)	105,668
Retained earnings	394,516	358,385	36,131	351,537
Treasury stock at cost	(47,350)	(14,363)	(32,987)	(14,387)
Valuation and translation adjustments	**1,282,385**	**1,081,077**	**201,308**	**1,000,894**
Net unrealized gains or losses on other securities	1,227,068	1,047,190	179,878	970,554
Deferred gains or losses on Hedges	(90)	-	(90)	-
Foreign currency translation adjustments	55,406	33,886	21,520	30,340
Subscription rights to shares	**126**	-	**126**	-
Minority interest in consolidated subsidiaries	**57,040**	-	**57,040**	-
Total net assets	**1,872,270**	**1,611,227**	**261,043**	**1,524,174**
Total liabilities and net assets	**3,666,724**	**3,245,341**	**421,383**	**3,063,815**

Consolidated Statements of Income

(Million yen)

	FY2007 Third Quarter (April 1,2006 - December 31, 2006)	FY2006 Third Quarter (April 1,2005 - December 31, 2005)	Increase (Decrease)	FY2006 (April 1,2005 - March 31, 2006)
Net sales	**1,392,035**	**1,071,837**	**320,198**	**1,505,955**
Cost of sales	1,177,177	903,657	273,520	1,276,499
Gross profit	**214,857**	**168,179**	**46,678**	**229,456**
Selling, general and administrative expenses	148,892	121,347	27,545	165,416
Operating income	**65,965**	**46,832**	**19,133**	**64,040**
Non-operating income	**47,438**	**35,856**	**11,582**	**43,854**
Interest income	12,037	6,626	5,411	9,113
Dividends income	27,443	20,036	7,407	20,090
Other non-operating income	7,957	9,193	(1,236)	14,649
Non-operating expenses	**23,682**	**17,588**	**6,094**	**27,259**
Interest expenses	14,619	8,151	6,468	11,955
Other non-operating expenses	9,063	9,437	(374)	15,303
Ordinary income	**89,721**	**65,100**	**24,621**	**80,635**
Income before income taxes	**89,721**	**65,100**	**24,621**	**80,635**
Income taxes	33,112	21,284	11,828	28,308
Minority interest in consolidated subsidiaries	5,058	3,587	1,471	5,249
Net income	**51,549**	**40,228**	**11,321**	**47,077**

Segment Information

1. Business segment information

(1)FY2007 Third Quarter (April 1, 2006 - December 31, 2006) (Million yen)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	663,093	580,753	63,821	42,505	41,861	1,392,035	-	1,392,035
(2) Intersegment transactions	15,499	396	5,376	4	16,415	37,692	(37,692)	-
Total	678,592	581,150	69,198	42,509	58,277	1,429,727	(37,692)	1,392,035
Operating expenses	655,941	543,760	68,092	41,539	54,491	1,363,825	(37,756)	1,326,069
Operating income	22,651	37,389	1,105	970	3,785	65,902	63	65,965

Notes 1. Business segments are divided by the type and nature of the product.

2. Main products of each segment:

Automobile ....Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors, foundry, electronics parts

Materials handling equipment ...Counterbalanced lift trucks, warehouse equipment, automated storage and retrieval systems, aerial work platforms

Logistics ....Transportation services, logistics planning, operation of distribution centers, collection and delivery of cash and management of sales proceeds

Textile machinery ....Air jet looms, water jet looms ,ring spinning frames

Others ....Semiconductor package substrates

(2)FY2006 Third Quarter (April 1, 2005 - December 31, 2005) (Million yen)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	524,452	427,433	47,616	35,931	36,402	1,071,837	-	1,071,837
(2) Intersegment transactions	15,412	314	4,385	15	14,775	34,903	(34,903)	-
Total	539,865	427,748	52,001	35,947	51,178	1,106,740	(34,903)	1,071,837
Operating expenses	525,294	399,094	51,213	36,019	48,246	1,059,868	(34,863)	1,025,005
Operating income	14,571	28,653	787	(72)	2,932	46,871	(39)	46,832

(3)FY2006 (April 1, 2005 - March 31, 2006) (Million yen)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	746,795	595,236	65,145	49,789	48,988	1,505,955	-	1,505,955
(2) Intersegment transactions	20,768	482	6,355	22	20,851	48,480	(48,480)	-
Total	767,564	595,718	71,500	49,811	69,839	1,554,436	(48,480)	1,505,955
Operating expenses	747,468	556,950	69,913	49,882	66,107	1,490,322	(48,407)	1,441,915
Operating income	20,095	38,768	1,587	(70)	3,732	64,113	(73)	64,040

2.Geographical segment information

(1)FY2007 Third Quarter (April 1, 2006 - December 31, 2006)

(Million yen)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	902,521	222,775	233,403	33,335	1,392,035	-	1,392,035
(2) Intersegment transactions	87,954	1,531	4,976	3,849	98,312	(98,312)	-
Total	990,476	224,307	238,380	37,184	1,490,347	(98,312)	1,392,035
Operating expenses	940,455	218,583	229,817	34,856	1,423,712	(97,643)	1,326,069
Operating income	50,020	5,723	8,562	2,327	66,635	(669)	65,965

(2) FY2006 Third Quarter (April 1, 2005 - December 31, 2005)

(Million yen)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	715,270	176,299	155,401	24,865	1,071,837	-	1,071,837
(2) Intersegment transactions	83,653	1,499	4,084	2,691	91,928	(91,928)	-
Total	798,923	177,798	159,486	27,557	1,163,765	(91,928)	1,071,837
Operating expenses	760,830	172,741	155,695	26,593	1,115,861	(90,856)	1,025,005
Operating income	38,092	5,057	3,790	963	47,904	(1,072)	46,832

(3) FY2006 (April 1, 2005 - March 31, 2006)

(Million yen)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	1,009,368	246,129	216,230	34,227	1,505,955	-	1,505,955
(2) Intersegment transactions	112,543	2,056	5,689	3,998	124,288	(124,288)	-
Total	1,121,912	248,186	221,919	38,226	1,630,243	(124,288)	1,505,955
Operating expenses	1,069,137	241,467	217,370	36,743	1,564,719	(122,804)	1,441,915
Operating income	52,775	6,718	4,548	1,482	65,524	(1,484)	64,040

3.Overseas sales

(1)FY2007 Third Quarter (April 1, 2006 - December 31, 2006)

(Million yen)

	North America	Europe	Others	Total
Overseas sales	223,474	259,320	111,377	594,172
Consolidated sales				1,392,035
Ratio of overseas sales to consolidated sales	16.1%	18.6%	8.0%	42.7%

(2) FY2006 Third Quarter (April 1, 2005 - December 31, 2005)

(Million yen)

	North America	Europe	Others	Total
Overseas sales	176,955	179,868	89,217	446,041
Consolidated sales				1,071,837
Ratio of overseas sales to consolidated sales	16.5%	16.8%	8.3%	41.6%

(3) FY2006 (April 1, 2005 - March 31, 2006)

(Million yen)

	North America	Europe	Others	Total
Overseas sales	247,957	249,237	123,751	620,946
Consolidated sales				1,505,955
Ratio of overseas sales to consolidated sales	16.5%	16.5%	8.2%	41.2%

February 1, 2007
TOYOTA INDUSTRIES CORPORATION

FINANCIAL SUMMARY for FY2007 Third Quarter (April 1, 2006 - Dec. 31, 2006)

1. Consolidated financial results

(Billion yen, %)

	FY2007 3rd Quarter April 06 - December 06		FY2006 3rd Quarter April 05 - December 05		Change Amount	Change %	FY2007 Forecast April 06 - March 07		Change %
Net sales	100.0%	1,392.0	100.0%	1,071.8	320.2	29.9	100.0%	1,800.0	19.5
Operating income	4.7%	65.9	4.4%	46.8	19.1	40.9	4.2%	76.0	18.7
Ordinary income	6.4%	89.7	6.1%	65.1	24.6	37.8	5.3%	95.0	17.8
Net income	3.7%	51.5	3.8%	40.2	11.3	28.1	2.9%	53.0	12.6
Exchange rate ¥/US$		116		112	4			115	
Exchange rate ¥/Euro		148		137	11			145	
Total assets		3,666.7		3,063.8	602.9	19.7		—	
Total net assets		1,872.2		1,524.1	348.1	22.8		—	
Equity ratio		49.5%		49.7%				—	
Investments in tangible assets		89.5		95.5	(6.0)	(6.3)		130.0	(0.1)
Investments in overseas		21.3		17.5	3.8	21.2		26.0	0.6
Depreciation		54.4		45.6	8.8	19.2		75.0	16.4
Consolidated subsidiaries		161 companies		151 companies	10 companies			—	
Affiliates applied the equity method		21 companies		21 companies	—			—	

Note: Starting from FY2006, the BT Industries Group, which constitutes our network of subsidiaries, changed its fiscal year-end from December (Jan. - Dec.) to March (Jan. - next Mar.). As a result, the table above includes the BT Industries Group's results from January to December 2006. Excluding the effects of changes in fiscal year (Jan. - Mar.), net sales amounted to 1,328.3 billion yen (up 256.5 billion yen, or 23.9%), operating income totaled 64.0 billion yen (up 17.2 billion yen, or 36.7%), ordinary income was 87.0 billion yen (up 21.9 billion yen, or 33.6%) and net income totaled 50.3 billion yen (up 10.1 billion yen, or 25.0%).

2. Breakdown of consolidated net sales

(Billion yen, %)

	FY2007 3rd Quarter		FY2006 3rd Quarter		Change	%	FY2007 Forecast		%
Vehicle	24.9%	346.6	23.2%	248.7	97.9	39.3	25.6%	460.0	23.6
Engine	8.8%	122.9	9.1%	98.0	24.9	25.4	8.9%	160.0	20.9
Car air-conditioning compressor	12.2%	170.0	14.7%	157.6	12.4	7.8	12.8%	230.0	6.5
Foundry, electronics and other	1.7%	23.4	1.9%	19.9	3.5	17.3	1.9%	35.0	32.9
Automobile total	47.6%	663.0	48.9%	524.4	138.6	26.4	49.2%	885.0	18.5
Materials handling equipment ※	41.7%	580.7	39.9%	427.4	153.3	35.9	40.0%	720.0	21.0
Logistics	4.6%	63.8	4.4%	47.6	16.2	34.0	5.0%	90.0	38.2
Textile machinery	3.1%	42.5	3.4%	35.9	6.6	18.3	3.0%	55.0	10.5
Others	3.0%	41.8	3.4%	36.4	5.4	15.0	2.8%	50.0	2.1
Total	100.0%	1,392.0	100.0%	1,071.8	320.2	29.9	100.0%	1,800.0	19.5

※ Excluding the effects of changes in subsidiaries' fiscal year, net sales of the Materials Handling Equipment Segment was 517.0 billion yen (up 89.6 billion yen, or 21.0%)

3. Unit sales

(Thousand Units)

	FY2007 3rd Quarter	FY2006 3rd Quarter	Change	FY2007	Change
Vitz (Yaris)	138	137	1	182	(7)
RAV4	122	65	57	168	60
Vehicle	260	202	58	350	53
Engine	359	263	96	494	132
CKD	72	133	(61)	88	(78)
Car air-conditioning compressor	14,870	14,000	870	20,300	1,190
Materials handling equipment ※	164	137	27	216	32

※ Excluding the effects of changes in subsidiaries' fiscal year, units sales amounted to 142 thousand units. (up 5 thousand units)

4. Changes in ordinary income

(Billion yen)

Sales volume increase	22.0
Cost reduction	16.0
Exchange gain	3.7
Impact of change in subsidiaries' fiscal year	1.9
Non-operating income increase	5.5
Increase total	49.1
Depreciation	8.8
Raw material cost	8.0
Labor cost	5.0
Expenses and others	2.7
Decrease total	24.5
Total increase in ordinary income	24.6

English translation from the original Japanese-language document

Exhibit 4

(Brief Description)

December 22, 2006

Semiannual Securities Report

(Report pursuant to Article 24.5, Paragraph 1
of the Securities and Exchange Law)

For the six months ended
September 30, 2006

This Semiannual Securities Report for the six months ended September 30, 2006 (hereinafter, the "Semiannual Securities Report") was, in accordance with Japanese laws and regulations, filed on December 22, 2006 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. In addition, it is made available for public inspection at the office of the Kanto Local Finance Bureau, on the EDINET Web site of the Ministry of Finance of Japan, and the Tokyo Stock Exchange, Nagoya Stock Exchange and Osaka Securities Exchange, respectively, on which the shares of common stock of TOYOTA INDUSTRIES CORPORATION (hereinafter, the "Company") are listed.

Under Japanese laws and regulations, a Semiannual Securities Report is required to include certain information concerning the Company on both a consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated semiannual financial statements of the Company for the six months ended September 30, 2006.

The information in the Semiannual Securities Report, which is material to an investment decision, is substantially contained in the Semiannual Report of the Company (see Exhibit 1, as listed in the letter of the Company to the Securities and Exchange Commission of the United States dated June 12, 2007), and/or the Consolidated and Non-Consolidated Semiannual Financial Results of the Company (see Exhibit 2 of the letter referred to above).

Exhibit 5

(Brief Description)

October 11, 2006

Notice regarding "Issuance of Straight Bonds"

(Report pursuant to Article 23.8 of the Securities and Exchange Law and Article 14.8 of the Ministerial Regulation regarding Company Disclosure under the Securities and Exchange Law)

As of the above date, TOYOTA INDUSTRIES CORPORATION (the "Company") has determined to issue unsecured straight bonds in Japan.

1.	Issue Title	The Sixteenth Series of Unsecured Straight Bonds (the "Bond")
2.	Total Amount of Issue	20 billion yen
3.	Interest Rate	1.95% per annum
4.	Issue Price	99.95 yen per 100 yen value of the Bond
5.	Offering Period	October 11, 2006
6.	Payment Date	October 20, 2006
7.	Maturity Date	September 20, 2016
8.	Method of Offering	General offering
9.	Security or Guarantee	The Bond is not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor guaranteed. There are no assets reserved as security for the Bonds.
10.	Special Covenants	Negative pledge clause
11.	Rating	The Bond has been given a rating of "AA+" from Rating and Investment Information, Inc.
12.	Managing Underwriters	Joint principal managing underwriters are Nomura Securities Co., Ltd. and JPMorgan Securities Japan Co., Ltd., with other managing underwriters.
13.	Trustee Banks	Sumitomo Mitsui Banking Corporation
14.	Purpose of Borrowing	Capital expenditure
15.	Depository Institution	Japan Securities Depository Center, Inc.

Exhibit 6

(Brief Description)

March 2, 2007

Notice regarding
"Decrease of Share Holding Ratio"

(Report pursuant to Article 27.25, Paragraph 1
of the Financial Instruments Trading Law)

1.	Stock Name	Toyota Tsusho Corporation
2.	Accrual Date	February 26, 2007
3.	Report Rate	March 2, 2007
4.	Reason for Report	Decrease of the share holding ratio more than 1%.
5.	Number of Holding Shares	36,882,034
6.	Number of Shares Issued	354,056,516 (as of February 26, 2007)
7.	Share Holding Ratio	10.42%
8.	Previous Share Holding Ratio	12.11%

Exhibit 7

(Brief Description)

February 5, 2007

Press Release regarding "Notice Concerning the Dissolution of the Subsidiary"

At its meeting held on February 5, 2007, the Board of Directors of Toyota Industries Corporation (hereinafter, "TICO") determined the dissolution of its subsidiary, "Teionshokuhinryutsu Co., Ltd.".

1. Reason

   Poor Business Results

2. Outline of the Company

(1) Name	Teionshokuhinryutsu Co., Ltd.
(2) Business	・Cold storage warehouse operation ・Delivery of chilled and frozen foods
(3) Establishment	April 13, 1987
(4) Location	50 Shinminato, Mihama-ku, Chiba-shi, Chiba, Japan
(5) Representative	Jyoichi Saito
(6) Capital	55 million yen
(7) Shareholder Composition	Advanced Logistics Solutions Co., Ltd. (Subsidiary wholly-owned by TICO): 60% Marubeni Corporation: 40%
(8) Employee Number	53 employees

3. Schedule

Closing Business	March 31, 2007
Dissolution of Company	April 30, 2007 (scheduled)
Liquidation	At the end of July, 2007 (scheduled)

4. Effect on Corporate Performance

   A very small effect

Exhibit 8

(Brief Description)

November 2006

Semiannual Business Report

For the six months ended
September 30, 2006

This Semiannual Business Report for the six months ended September 30, 2006 (hereinafter, the "Semiannual Business Report") was sent to the shareholders of TOYOTA INDUSTRIES CORPORATION (hereinafter, the "Company") in November 2006.

It is not a requirement under any rules or regulations in Japan to prepare or make public a Semiannual Business Report; the Company voluntarily prepares the Semiannual Business Report and distributes it to its creditors, shareholders, customers or analysts from time to time.

The information in the Semiannual Business Report, which is material to an investment decision, is substantially contained in the Semiannual Report of the Company (see Exhibit 1, as listed in the letter of the Company to the Securities and Exchange Commission of the United States dated June 12, 2007), and/or the Consolidated and Non-Consolidated Semiannual Financial Results of the Company (see Exhibit 2 of the letter referred to above).

END